UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date April 10, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

MAJOR TRANSACTION

10 April 2008

-i-

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	means the agreement entered into on 30 January 2008 by the Company with Boeing Company regarding the purchase of the Aircraft;

“Aircraft”	means thirty brand new Boeing 737 NG series aircraft (with engines);

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the U.S.;

“CEA Holding”
means中國東方航空集團公司(China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the Latest Practicable Date;

“Company”
means中國東方航空股份有限公司(China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Latest Practicable Date”	means 7 April 2008, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

DEFINITIONS

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“US$”	means United States dollar, the lawful currency of the U.S.; and

“U.S.”	means the United States of America.

For illustration purpose only, translation of US$ to RMB is made in this circular at the rate of US$1.00 to RMB7.2062. No representation is made that any amount in RMB or US$ could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

Directors:	Legal address:
Li Fenghua (Chairman, Non-executive Director)	66 Airport Street
Li Jun (Vice Chairman, Non-executive Director)	Pudong International Airport
Cao Jianxiong (President, Executive Director)	Shanghai
Luo Chaogeng (Non-executive Director)	PRC
Luo Zhuping (Executive Director)

Independent non-executive Directors:	Head office:
Hu Honggao	2550 Hongqiao Road
Peter Lok Wu	Shanghai
Baiwang Zhou	PRC
Ruijin Xie
Rong	Principal place of business
in Hong Kong:
5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

10 April 2008

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

1.	Introduction

As disclosed in the Company’s announcement dated 30 January 2008, the Company has entered into the Agreement with Boeing Company regarding the purchase of the Aircraft.

The Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD OF DIRECTORS

2.	Parties

The Company is principally engaged in the business of civil aviation.

Boeing Company, to the Directors’ knowledge, is a company incorporated in the State of Delaware of the U.S. and is a principally engaged in the business of aircraft manufacturing.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.	The Agreement

On 30 January 2008, the Company has entered into the Agreement with Boeing Company regarding the purchase of the Aircraft in accordance with the terms and conditions thereof.

Based on the information provided by Boeing Company, the total asset value of the Aircraft, as determined by reference to the relevant catalogue price supplied by Boeing Company, amounts in aggregate to approximately US$1.94 billion (approximately RMB13.98 billion). The Company has not conducted any independent valuation on the Aircraft.

Consideration

The aircraft basic price of the Aircraft is in aggregate approximately US$1.94 billion (approximately RMB13.98 billion) determined by reference to the relevant price catalog in July 2005. Such aircraft basic price comprises the airframe price (which is subject to price escalation by applying a formula), optional features prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company significant price concessions with regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is lower than the aircraft basic price of the Aircraft mentioned above.

Based on such actual consideration under the Agreement, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%, the Agreement constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. In respect of the transaction, the

LETTER FROM THE BOARD OF DIRECTORS
Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on separate occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Aircraft.

The Company considers that the extent of the price concessions granted to the Company under the Agreement is comparable with the price concessions that the Company had obtained under its agreement entered into in April 2006 with Boeing Company regarding the purchase of certain Boeing 737 NG series aircraft. The Company believes that there is no material impact of the price concessions obtained under the Agreement on the Company’s operating costs taken as a whole.

Payment terms and source of funding

The consideration under the Agreement is payable by cash in US$ in instalments, and is, as currently contemplated, being funded principally by way of bank loans or other financial arrangements from banking institutions.

Delivery

The Aircraft are expected to be delivered to the Company in stages from July 2011 to November 2015.

Reasons for and benefits expected to accrue to the Company

The Company expects that the Aircraft will be introduced to satisfy the increasing demand in the domestic short to middle range passenger air-routes. It is also believed that the transaction will enhance the Company’s market share and competitiveness in the market segment serving short to middle range passenger air-routes, thereby improving its aviation network coverage and profitability.

The Directors believe that the terms of the Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

The transaction has been approved by the board of Directors and will be approved by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

LETTER FROM THE BOARD OF DIRECTORS

Financial impact of the transaction

As mentioned above, the consideration is being funded principally by way of financial arrangements with banking institutions. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but is not expected to impact on the Company’s cash-flow position or its business operations. The transaction is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	Implications under the Listing Rules

As mentioned above, the Agreement constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to shareholders’ approval.

CEA Holding, which holds approximately 59.67% of the issued share capital of the Company, does not have any interest or benefit under the Agreement. No shareholder (including CEA Holding) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Agreement.

The Agreement has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

5.	Additional information

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully, For and on behalf of the board of Directors of China Eastern Airlines Corporation Limited Li Fenghua Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

THREE YEARS FINANCIAL SUMMARY
The following is a consolidated income statement and a consolidated balance sheet of the Group for the three financial years ended 31 December 2006 and the audited financial statements of the Group for the financial year ended 31 December 2006. The financial information is extracted from the Company’s annual reports. Certain comparative figures have been reclassified to conform with the presentation in the Company’s 2006 financial statements.

Consolidated Income Statement
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2006

	2006	2005	2004
	RMB’000	RMB’000	RMB’000
			Restated

Revenues	37,488,875	27,454,443	21,386,553
Other operating income, net	424,265	245,279	85,004
Operating expenses
Commissions	(1,316,620)	(969,587)	(772,219)
Aircraft fuel	(13,608,793)	(8,888,873)	(5,429,658)
Take-off and landing charges	(4,989,382)	(3,718,846)	(3,019,742)
Ground services and other charges	(162,104)	(115,516)	(99,296)
Civil aviation infrastructure levies	(696,428)	(466,191)	(251,185)
Food and beverages	(1,188,016)	(976,787)	(758,046)
Wages, salaries and benefits	(3,476,096)	(2,359,467)	(1,865,879)
Aircraft maintenance	(2,647,340)	(1,383,989)	(860,184)
Aircraft depreciation and
operating lease rentals	(6,973,863)	(5,254,716)	(4,466,523)
Other depreciation, amortization and
operating lease rentals	(782,044)	(666,287)	(495,916)
Ticket reservation fees	(418,367)	(292,412)	(209,995)
Insurance costs	(161,469)	(148,862)	(152,194)
Deficits on revaluation of property,
plant and equipment	(1,035,343)	-	-
Office, administrative and other expenses	(3,448,715)	(2,443,941)	(1,858,336)

Total operating expenses	(40,904,580)	(27,685,474)	(20,239,173)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	2006	2005	2004
	RMB’000	RMB’000	RMB’000
			Restated

Operating (loss)/profit	(2,991,440)	14,248	1,232,384
Interest income	120,161	128,700	129,020
Finance costs	(877,579)	(707,050)	(770,176)
Share of results of associates	103,566	(9,030)	(50,524)
Share of results of jointly controlled entities	29,595	(4,300)	45,268

(Loss)/profit before income tax	(3,615,697)	(577,432)	585,972
Income tax	162,932	138,704	(129,601)

(Loss)/profit for the year	(3,452,765)	(438,728)	456,371

Attributable to:
Equity holders of the Company	(3,313,425)	(467,307)	320,691
Minority interests	(139,340)	28,579	135,680

	(3,452,765)	(438,728)	456,371

(Loss)/earnings per share for (loss)/profit
attributable to the equity holders
of the Company during the year
- basic and diluted	RMB(0.68)	RMB(0.10)	RMB0.07

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

	2006	2005	2004
	RMB’000	RMB’000	RMB’000
			Restated
Non-current assets
Property, plant and equipment	40,050,466	38,347,516	29,743,886
Construction in progress	-	240,884	188,654
Lease prepayments	1,054,362	972,771	828,808
Advanced payments on acquisition of aircraft	7,668,708	9,072,673	2,678,603
Intangible assets	1,337,554	688,311	36,303
Investments in associates	623,390	629,746	633,212
Investments in jointly controlled entities	115,540	100,520	52,948
Available-for-sale financial assets	47,554	40,802	39,546
Other long-term assets	1,099,265	2,705,558	2,202,606
Deferred tax assets	82,146	434,839	395,465
Derivative assets	73,269	70,886	11,571

	52,152,254	53,304,506	36,811,602

Current assets
Flight equipment spare parts	1,198,642	978,922	523,186
Trade receivables and notes receivable	2,002,855	1,918,409	1,707,062
Amounts due from related companies	352,719	205,712	122,253
Prepayments, deposits and other receivables	2,475,992	997,271	611,959
Cash and cash equivalents	1,987,486	1,864,001	2,114,447
Derivative assets	113,532	53,036	-
Non-current assets held for sale	882,426	-	-

	9,013,652	6,017,351	5,078,907

Current liabilities
Sales in advance of carriage	891,659	823,149	719,957
Trade payables and notes payable	5,090,210	3,394,898	1,457,217
Amounts due to related companies	348,477	295,030	138,968
Other payables and accrued expenses	7,986,351	6,021,481	4,466,024
Current portion of provision for
aircraft overhaul expenses	20,900	15,589	52,798
Income tax payable	80,483	47,259	162,606
Current portion of obligations under
finance leases	2,803,956	2,428,037	1,189,648
Current portion of borrowings	16,016,327	18,554,630	9,382,351
Derivative liabilities	124,722	34,844	-
Liabilities directly associated with
non-current assets held for sale	442,935	-	-

	33,806,020	31,614,917	17,569,569

Net current liabilities	(24,792,368)	(25,597,566)	(12,490,662)

Total assets less current liabilities	27,359,886	27,706,940	24,320,940

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	2006	2005	2004
	RMB’000	RMB’000	RMB’000
			Restated

Non-current liabilities
Provision for aircraft overhaul expenses	489,721	388,410	201,211
Obligations under finance leases	9,048,642	8,180,460	7,472,638
Borrowings	12,091,413	9,790,116	7,542,828
Other long-term liabilities	438,461	155,229	100,204
Post-retirement benefit obligations	1,292,960	1,202,877	618,232
Long-term portion of
staff housing allowances	439,491	444,196	276,248
Deferred tax liabilities	68,459	601,340	687,850
Derivative liabilities	14,096	25,770	119,643

	23,883,243	20,788,398	17,018,854

Net assets	3,476,643	6,918,542	7,302,086

Equity
Capital and reserves attributable to
the Company’s equity holders
Share capital	4,866,950	4,866,950	4,866,950
Reserves	(2,052,053)	1,229,115	1,614,301

	2,814,897	6,096,065	6,481,251
Minority interest	661,746	822,477	820,835

Total equity	3,476,643	6,918,542	7,302,086

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Income Statement
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000

Revenues	5	37,488,875	27,454,443
Other operating income, net	6	424,265	245,279
Operating expenses
Commissions		(1,316,620)	(969,587)
Aircraft fuel		(13,608,793)	(8,888,873)
Take-off and landing charges		(4,989,382)	(3,718,846)
Ground services and other charges		(162,104)	(115,516)
Civil aviation infrastructure levies		(696,428)	(466,191)
Food and beverages		(1,188,016)	(976,787)
Wages, salaries and benefits	8	(3,476,096)	(2,359,467)
Aircraft maintenance		(2,647,340)	(1,383,989)
Aircraft depreciation and operating lease rentals		(6,973,863)	(5,254,716)
Other depreciation, amortisation and
operating lease rentals		(782,044)	(666,287)
Ticket reservation fees		(418,367)	(292,412)
Insurance costs		(161,469)	(148,862)
Deficits on revaluation of property,
plant and equipment	15	(1,035,343)	-
Office, administrative and other expenses		(3,448,715)	(2,443,941)
Total operating expenses		(40,904,580)	(27,685,474)

Operating (loss)/profit	9	(2,991,440)	14,248
Interest income		120,161	128,700
Finance costs	10	(877,579)	(707,050)
Share of results of associates	19	103,566	(9,030)
Share of results of jointly controlled entities	20	29,595	(4,300)

Loss before income tax		(3,615,697)	(577,432)
Income tax	11	162,932	138,704

Loss for the year		(3,452,765)	(438,728)

Attributable to:
Equity holders of the Company		(3,313,425)	(467,307)
Minority interests		(139,340)	28,579

		(3,452,765)	(438,728)

Loss per share for loss attributable to the equity
holders of the Company during the year
- basic and diluted	13	RMB(0.68)	RMB(0.10)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets	14	1,337,554	751,843
Property, plant and equipment	15	40,050,466	38,524,868
Lease prepayments	16	1,054,362	972,771
Advanced payments on acquisition of aircraft	17	7,668,708	9,072,673
Investments in associates	19	623,390	629,746
Investments in jointly controlled entities	20	115,540	100,520
Available-for-sale financial assets		47,554	40,802
Other long-term assets	21	1,099,265	2,705,558
Deferred tax assets	31	82,146	12,324
Derivative assets	34	73,269	70,886
		52,152,254	52,881,991

Current assets
Flight equipment spare parts		1,198,642	978,922
Trade receivables and notes receivable	22	2,002,855	1,918,409
Amounts due from related companies	41	352,719	205,712
Prepayments, deposits and other receivables	23	2,475,992	997,271
Cash and cash equivalents	24	1,987,486	1,864,001
Derivative assets	34	113,532	53,036
Non-current assets held for sale	37	882,426	-
		9,013,652	6,017,351

Current liabilities
Sales in advance of carriage		891,659	823,149
Trade payables and notes payable	25	5,090,210	3,113,898
Amounts due to related companies	41	348,477	576,030
Other payables and accrued expenses	26	7,986,351	5,995,751
Current portion of obligations under
finance leases	27	2,803,956	2,428,037
Current portion of borrowings	28	16,016,327	18,554,630
Income tax payable		80,483	47,259
Current portion of provision for
aircraft overhaul expenses	29	20,900	15,589
Derivative liabilities	34	124,722	34,844
Liabilities directly associated with
non-current assets held for sale	37	442,935	-

		33,806,020	31,589,187

Net current liabilities		(24,792,368)	(25,571,836)

Total assets less current liabilities		27,359,886	27,310,155

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

			2006	2005
	Note		RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	27		9,048,642	8,159,517
Borrowings	28		12,091,413	9,790,116
Provision for aircraft overhaul expenses	29		489,721	388,410
Other long-term liabilities	30		438,461	201,902
Deferred tax liabilities	31		68,459	178,825
Post-retirement benefit obligations	32	(b)	1,292,960	1,202,877
Long-term portion of staff housing allowances	33	(b)	439,491	444,196
Derivative liabilities	34		14,096	25,770

			23,883,243	20,391,613

Net assets			3,476,643	6,918,542

Equity
Capital and reserves attributable to the
equity holders of the Company
Share capital	35		4,866,950	4,866,950
Reserves	36		(2,052,053)	1,229,115

			2,814,897	6,096,065
Minority interests			661,746	822,477

Total equity			3,476,643	6,918,542

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Balance Sheet
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets	14	1,032,679	751,591
Property, plant and equipment	15	31,606,868	32,162,125
Lease prepayments	16	497,668	481,600
Advanced payments on acquisition of aircraft	17	7,006,853	8,157,515
Investments in subsidiaries	18	3,882,670	2,512,490
Investments in associates	19	377,872	620,659
Investments in jointly controlled entities	20	59,552	59,552
Available-for-sale financial assets		31,806	35,282
Other long-term assets	21	994,729	2,596,521
Derivative assets	34	73,269	70,886

		45,563,966	47,448,221

Current assets
Flight equipment spare parts		931,415	906,605
Trade receivables and notes receivable	22	1,260,572	1,260,283
Amounts due from related companies	41	351,209	203,113
Prepayments, deposits and other receivables	23	2,173,904	688,543
Cash and cash equivalents	24	1,109,834	940,609
Derivative assets	34	113,532	53,036
Non-current assets held for sale	37	882,426	-

		6,822,892	4,052,189

Current liabilities
Sales in advance of carriage		891,659	808,231
Trade payables and notes payable	25	4,674,301	2,975,827
Amounts due to related companies	41	246,362	205,189
Other payables and accrued expenses	26	6,683,039	5,132,878
Current portion of obligations under
finance leases	27	2,636,057	2,361,974
Current portion of borrowings	28	13,004,878	15,375,864
Current portion of provision for aircraft
overhaul expenses	29	20,900	15,589
Income tax payable		-	2,210
Derivative liabilities	34	124,722	34,844
Liabilities directly associated with non-current
assets held for sale	37	442,935	-

		28,724,853	26,912,606

Net current liabilities		(21,901,961)	(22,860,417)

Total assets less current liabilities		23,662,005	24,587,804

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

			2006	2005
	Note		RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	27		7,511,373	7,363,308
Borrowings	28		10,841,915	9,457,436
Provision for aircraft overhaul expenses	29		408,690	333,246
Other long-term liabilities	30		438,461	201,902
Deferred tax liabilities	31		-	160,067
Post-retirement benefit obligations	32	(b)	1,144,653	1,085,637
Long-term portion of staff housing allowances	33	(b)	413,386	415,735
Derivative liabilities	34		14,096	25,770

			20,772,574	19,043,101

Net assets			2,889,431	5,544,703

Equity
Capital and reserves attributable to the
equity holders of the Company
Share capital	35		4,866,950	4,866,950
Reserves	36		(1,977,519)	677,753

Total equity			2,889,431	5,544,703

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	38	3,458,510	3,369,783
Interest paid		(2,097,077)	(1,357,402)
Income tax paid		(22,740)	(59,932)
Net cash inflow from operating activities		1,338,693	1,952,449
Cash flows from investing activities
Additions of property, plant and equipment		(879,756)	(2,676,050)
Proceeds from disposal of property,
plant and equipment		328,419	32,923
Acquisition of land use rights		(37,158)	(31,780)
Acquisition of available-for-sale financial assets		(6,751)	(1,256)
Advanced payments on acquisition of aircraft		(4,560,694)	(7,751,197)
Refund of advanced payments upon
delivery of aircraft		3,744,513	-
Repayment of other payables
(instalment payment for acquisition of
an airline business)		(30,000)	(30,000)
Decrease/(increase) in bank deposits		-	270
Interest received		120,161	128,700
Dividend received		8,617	-
Acquisitions of controlling interests in
associates, net cash outflow	40	(366,529)	(40,704)

Net cash outflow from investing activities		(1,679,178)	(10,369,094)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2006	2005
	Note	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of
short-term bank loans		14,748,954	14,307,315
Repayments of short-term bank loans		(15,133,553)	(8,872,754)
Proceeds from draw down of
long-term bank loans		6,909,927	5,135,286
Repayments of long-term bank loans		(4,179,412)	(3,843,483)
Principal repayments of
finance lease obligations		(2,539,995)	(1,157,334)
Proceeds from issuance of notes payable		7,696,014	4,228,783
Repayments of notes payable		(6,014,279)	(3,376,072)
Proceeds from issuance of debentures		-	1,951,600
Repayment of debentures		(2,000,000)	-
Placement of finance lease deposits		(803)	-
Refund of deposits for finance leases upon
maturities		1,047,534	-
Capital injection from a minority shareholder
on subsidiaries		1	-
2004 dividend paid		(60,000)	(97,339)
Dividends paid to minority shareholders of
subsidiaries		(53,550)	(90,000)
Net cash inflow from financing activities		420,838	8,186,002
Net increase/(decrease) in cash and
cash equivalents		80,353	(230,643)
Cash and cash equivalents at 1 January		1,864,001	2,114,447
Exchange adjustments		43,132	(19,803)

Cash and cash equivalents at 31 December		1,987,486	1,864,001

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity
(Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2006

	Attributable to equity holders of the Company
	Share Capital	Reserves	Sub-total	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2005	4,866,950	1,657,174	6,524,124	820,835	7,344,959
Cash flow hedges, net of tax	-	136,587	136,587	-	136,587
Dividend relating to 2004	-	(97,339)	(97,339)	-	(97,339)
Dividend paid to minority interest
in subsidiaries	-	-	-	(90,000)	(90,000)
Contribution from minority interest
in subsidiaries	-	-	-	63,063	63,063
Loss for the year	-	(467,307)	(467,307)	28,579	(438,728)

Balance at 31 December 2005	4,866,950	1,229,115	6,096,065	822,477	6,918,542

Balance at 1 January 2006	4,866,950	1,229,115	6,096,065	822,477	6,918,542
Cash flow hedges, net of tax	-	8,441	8,441	-	8,441
Revaluation reserve, net of tax,
arising from the acquisition of
a controlling interest in
an associate	-	23,816	23,816	-	23,816
Dividend paid to minority interests
in subsidiaries	-	-	-	(42,892)	(42,892)
Loss for the year	-	(3,313,425)	(3,313,425)	(139,340)	(3,452,765)
Additions through acquisitions of
subsidiaries (Note 40)	-	-	-	21,501	21,501

Balance at 31 December 2006	4,866,950	(2,052,053)	2,814,897	661,746	3,476,643

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2006

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the year ended 31 December 2006, the Company acquired additional equity interests of 56% in China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”). Further details of the acquisition are set out in Note 40 to the financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4 to the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group incurred a net loss attributable to equity holders of the Company of approximately RMB3,313 million for the current financial year and as at 31 December 2006 the Group’s accumulated losses were approximately RMB3,335 million and its current liabilities exceeded its current assets by approximately RMB24,792 million. Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not have any significant impact on its results of operations and financial position. In summary:

•	International Accounting Standard (“IAS”) No. 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts

•	IAS 19 (Amendment) - Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures

•	IAS 39 (Amendment) - The Fair Value option

•	International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 - Determining whether an Arrangement contains a Lease

The following new/revised standards and interpretations to existing standards have been published which are relevant to the Group’s operations that are mandatory for accounting periods beginning on or after 1 March 2006 or later periods. The Group is assessing the impact of these new/revised standards and interpretations but management do not believe these new/revised standards and interpretations will have a significant impact on its results of operations or financial position.

•	IFRS 7 - Financial Instruments: Disclosures (effective for annual periods beginning on or after 1 March 2006)

•	IFRS 8 - Operating segments (effective for annual periods beginning on or after 1 January 2009)

•	IAS 1 (Amendment) - Presentation of Financial Statements: Capital disclosures (effective for annual periods beginning on or after 1 January 2007)

•	IFRIC Interpretation 8 - Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)

•	IFRIC Interpretation 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006)

•	IFRIC Interpretation 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006)

•	IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)

•	IFRIC Interpretation 12 - Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i)   Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests represents the interests of outside members in the operating results and net assets of subsidiaries. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)  Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)   Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group’s investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group’s share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c)	Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

The Group has two business segments, namely passenger (including cargo carried by passenger flights) and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

In respect of the geographical segment, the analysis of turnover and operating profit is based on the following criteria:

(i) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(ii) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(d)	Foreign currency translation

(i)       Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)      Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement.

(e)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group’s activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)   Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (“SIAC”).

(ii)   Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group’s agents on their behalf, and is recognised in the income statement upon ticket sales.

(iii)    Other operating income

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

(iv)     Rental income

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(f)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deducted from the related cost in the income statement.

Government grants relating to property, plant and equipment are recognised as a reduction of the carrying amount of the asset. The grant is recognised as income over the life of a depreciable asset by way of a reduced depreciation charge.

(g)	Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(h)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(i)	Maintenance and overhaul costs

In respect of aircraft under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours and estimated flying hours between overhauls. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft owned by the Group or held under finance leases, costs of overhauls are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

All other routine repairs and maintenance costs incurred in restoring such assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(j)	Income tax

The Group provides for current income tax based on the results for the year as adjusted for items which are not assessable or deductible for current income tax purposes. Current income tax of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k)	Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, advance payments on acquisition and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to initial recognition, property, plant and equipment is stated at revalued amount less accumulated depreciation and accumulated impairment losses, if any. Independent valuations are performed at least once every five years, or sooner if considered necessary by the Directors. In the intervening years, the Directors review the carrying values of property, plant and equipment and adjustment is made where they are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

Costs of overhaul for aircraft owned by the Group or held under finance leases are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(i)).

All other repairs and maintenance is charged in the income statement during the financial period in which it is incurred.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment

•  Components related to overhaul costs 2 to 8 years

•  Others 20 years

Buildings 15 to 35 years

Other property, plant and equipment 5 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognised within office, administrative and other expenses, in the income statements. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(l)	Intangible assets

(i)   Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in ‘intangible assets’. Goodwill on acquisition of associates and jointly controlled entities is included in ‘investments in associates’ and ‘investments in jointly controlled entities’. Recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii)   Sponsorship fees

Sponsorship fees paid in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)     Computer software costs

Expenditure on computer software costs is capitalised and amortised using the straight-line method over the expected useful lives of the software, which vary from 5 to 6 years.

(m)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non- financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(n)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(o)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years and the related interest capitalised. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(p)	Borrowing costs

Interest attributable to loans for advance payments used to finance the acquisition of aircraft and other qualifying assets is capitalised as an additional cost of the related asset. Interest is capitalised at the Group’s weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(q)	Long-term bank deposits

Held-to-maturity long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets and included under other long-term assets in the balance sheet. Held-to-maturity financial assets are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated at amortised cost less impairment losses.

(r)	Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated replacement cost of the flight equipment spare parts.

(s)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(t)	Cash and cash equivalents

Cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(u)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(w)	Leases

(i)   A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)   A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(x)	Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(y)	Dividend

Dividend distribution to the Company’s shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(z)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: business risk, market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

(i)   Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have a material impact on the Group’s operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies in ‘Western’ countries. These include risks associated with, among others, the political, economic and legal environment, competition and the influence of the Civil Aviation Administration of China (“CAAC”) in the PRC civil aviation industry.

(ii)   Foreign currency risk

The Group’s finance lease obligations as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euros, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 34(b) to the financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)   Interest rate risk

The Group has significant bank borrowings at floating variable rates and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 28 and 34(a) to the financial statements.

(iv)   Price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. While international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 34(c) to the financial statements.

(v)   Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that blank tickets are made to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which have tight requirements on the credit standing of these agents.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution.

(vi)   Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings/debts. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2006, the Group’s net current liabilities amounted to RMB24,792 million (2005: RMB25,572 million). For the year ended 31 December 2006, the Group recorded a net cash inflow from operating activities of RMB1,338 million (2005: RMB1,952 million), a net cash outflow from investing activities and financing activities of RMB1,258 million (2005: RMB2,183 million), and an increase in cash and cash equivalents of RMB80 million (2005: decrease of RMB231 million).

The Directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cashflow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined using quoted market values.

The carrying value less impairment provision for trade receivables and payables are assumed to approximate their fair values. The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests annually whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates which are disclosed in Note 14 to the financial statements.

(b)	Valuation of property, plant and equipment

The Group’s property, plant and equipment is subsequently stated at revalued amounts less accumulated depreciation in accordance with the accounting policy stated in Note 2(k) to the financial statements. Revaluations of property, plant and equipment will be performed at sufficiently regular intervals, at least every five years, by independent professional valuers. In each of the intervening years valuations will be undertaken by the Directors of the Company. If the subsequent revalued amounts differ materially from carrying amounts, the carrying amounts will be adjusted to the revalued amounts. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.

(c)	Fair value estimation

The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(d)	Revenue recognition

The Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluate the balance in the SIAC and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(e)	Overhaul costs

The amount of overhaul costs charged/amortised to operating profits is impacted by management’s estimates of the expected flying hours and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft. Different judgments or estimates could significantly affect the estimated overhaul provision and materially impact the results of operations.

(f)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees’ service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(h) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 32 to the financial statements.

(g)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(h)	Current tax

The Group make provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our Company and based on management’s interpretation of relevant tax rulings.

(i)	Classification of leases

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(w) to the financial statements. Whether a lease is a finance lease or operating lease depends on the substance of the transactions rather than the form of the contract. In determining whether a lease is a finance lease or an operating lease, significant estimates and judgment are required. In making these estimates, and judgment, the Group evaluates among other factors, if the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset at the inception of the lease. To evaluate a lease based on this model, a number of assumptions, such as the incremental borrowing rate of interest, interest rate implicit in the lease and residual values of the aircraft at the end of the lease period have been made. Any changes to these assumptions would affect the classification of the lease.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2006	2005
	RMB’000	RMB’000
Revenues
Traffic revenues
- Passenger	31,229,591	21,367,747
- Cargo and mail	5,776,671	5,087,244
Ground service income	781,130	806,755
Cargo handling income	289,530	292,488
Commission income	125,576	185,827
Rental income from operating subleases of aircraft	-	183,260
Others	263,169	198,175

	38,465,667	28,121,496
Less: Business tax (Note)	(976,792)	(667,053)

	37,488,875	27,454,443

Note:
Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (“PRC”) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

6.	OTHER OPERATING INCOME, NET

	Group
	2006	2005
	RMB’000	RMB’000

Government subsidies (Note)	462,370	193,069
Net fair value (losses)/gains on financial instruments
- forward foreign exchange contracts	26,744	25,002
- fuel hedging (losses)/income	(64,849)	27,208

	424,265	245,279

Note:
The government subsidies represent (i) subsidies granted by local government to the Company in consideration of the relocation of the Company’s international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; (ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes to places where these municipalities are located; and (iii) other subsidies granted by the Central Government.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

7.	SEGMENT INFORMATION

(a)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format. For the year ended 31 December 2005, the Group principally operated in one business segment, which was the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the growth of the China cargo and logistic transportation services, the Group has decided to report it as a separate business segment.

In the prior year’s financial statements, the Group’s corporate general and administrative expenses (the “Corporate Expenses”) were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, Corporate Expenses have not been allocated on a geographical basis because the basis of such an allocation cannot be performed on a non-arbitrary basis. Accordingly, the analysis of segment results for both 2006 and 2005 has been presented on this basis.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended 31 December 2006 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,489,978	2,842,836	-	36,332,814
Other revenues and
operating income	1,066,296	709,069	140,525	1,915,890
Total segment revenue	34,556,274	3,551,905	140,525	38,248,704
Inter-segment revenue	(759,829)	-	-	(759,829)
Revenues	33,796,445	3,551,905	140,525	37,488,875
Operating (loss)/profit
- segment results	(2,770,861)	(242,526)	21,947	(2,991,440)
Interest income	112,181	6,247	1,733	120,161
Finance costs	(776,647)	(93,026)	(7,906)	(877,579)
Share of results of associates	103,566	-	-	103,566
Share of results of
jointly controlled entities	29,595	-	-	29,595
(Loss)/profit before
income tax	(3,302,166)	(329,305)	15,774	(3,615,697)

Income tax	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,104,078)	(359,567)	10,880	(3,452,765)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The segment results for the year ended 31 December 2005 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	23,182,516	2,731,636	-	25,914,152
Other revenues and operating income	1,012,076	574,776	97,911	1,684,763
Total segment revenue	24,194,592	3,306,412	97,911	27,598,915
Inter-segment revenue	(144,472)	-	-	(144,472)
Revenues	24,050,120	3,306,412	97,911	27,454,443
Operating (loss)/profit
- segment results	(165,559)	167,414	12,393	14,248
Interest income	120,155	6,149	2,396	128,700
Finance costs	(623,536)	(83,518)	4	(707,050)
Share of results of associates	(9,030)	-	-	(9,030)
Share of results of jointly controlled entities	(4,300)	-	-	(4,300)
(Loss)/profit before income tax	(682,270)	90,045	14,793	(577,432)

Income tax	153,226	(11,415)	(3,107)	138,704

(Loss)/profit for the year	(529,044)	78,630	11,686	(438,728)

Other segment items included in the income statement for the year ended 31 December 2006 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,937,182	524,150	32,240	4,493,572
Amortisation	72,737	-	-	72,737
Revaluation deficits of property plant and equipment	1,035,343	-	-	1,035,343

Other segment items included in the income statement for the year ended 31 December 2005 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,434,649	445,501	17,992	3,898,142
Amortisation	13,580	-	-	13,580

Segment assets and liabilities comprise operating assets and liabilities that are directly attributable to the segment.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	54,778,224	5,185,564	463,188	60,426,976
Investments in associates	498,295	10,760	114,335	623,390
Investments in jointly controlled entities	115,540	-	-	115,540
Total assets	55,392,059	5,196,324	577,523	61,165,906

Segment liabilities	(53,632,097)	(3,992,814)	(64,352)	(57,689,263)

Capital expenditure (Note 14 & 15)	15,566,384	1,170,712	52,623	16,789,719

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	52,560,982	5,182,541	425,553	58,169,076
Investments in associates	510,059	7,187	112,500	629,746
Investments in jointly controlled entities	100,520	-	-	100,520
Total assets	53,171,561	5,189,728	538,053	58,899,342

Segment liabilities	(48,461,886)	(3,473,228)	(45,686)	(51,980,800)

Capital expenditure (Note 14 & 15)	12,170,540	1,044,973	14,838	13,230,351

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed as follows:

	Group
	2006	2005
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	20,803,441	13,357,972
Hong Kong	3,244,846	3,150,123
Japan	3,582,962	2,644,372
Other countries	9,857,626	8,301,976

Total	37,488,875	27,454,443

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

8.	WAGES, SALARIES AND BENEFITS

	Group
	2006	2005
	RMB’000	RMB’000

Wages, salaries, bonus and allowances	2,476,924	1,579,292
Employee welfare and benefits	295,185	166,267
Defined contribution retirement schemes (Note 32(a))	298,363	280,218
Post-retirement benefits (Note 32(b))	146,968	102,459
Staff housing fund (Note 33(a))	228,000	195,000
Staff housing allowance (Note 33(b))	30,656	36,231

	3,476,096	2,359,467

(a)	Emoluments of Directors, supervisors and senior management

Details of the emoluments paid to the Company’s Directors, supervisors and senior management are as follows:

	2006
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Li Fenghua*	-	-	-
Luo Chaogeng*	-	-	-
Cao Jainxiong*	-	-	-
Wan Mingwu*	-	-	-
Zhong Xiong*	-	-	-
Luo Zhuping	157	-	157

Independent non-executive Directors
Hu Honggao*	-	-	-
Peter Lok *	-	-	-
Wu Baiwang*	-	-	-
Zhou Ruijin*	-	-	-
Xie Rong*	-	-	-

Supervisors
Li Wenxin*	-	-	-
Ba Shengji*	-	-	-
Yang Xingen	149	-	149
Yang Jie	100	-	100
Liu Jiashun*	-	-	-

Vice executive Directors
Zhang Jianzhong	176	-	176
Li Yangmin	156	-	156
Fan Ru	454	-	454

Finance controller
Luo Weide	173	-	173

Total	1,365	-	1,365

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	2005
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Li Fenghua*	-	-	-
Luo Chaogeng*	-	-	-
Cao Jianxiong*	-	-	-
Wan Mingwu*	-	-	-
Zhong Xiong*	-	-	-
Luo Zhuping	103	59	162

Independent non-executive Directors
Hu Honggao*	-	-	-
Peter Lok *	-	-	-
Wu Baiwang*	-	-	-
Zhou Ruijin*	-	-	-
Xie Rong*	-	-	-

Supervisors
Li Wenxin*	-	-	-
Ba Shengji*	-	-	-
Yang Xingen	86	55	141
Yang Jie	66	49	115
Liu Jiashun*	-	-	-

Vice executive Directors
Wu Jiuhong	119	231	350
Zhou Liguo	126	352	478
Zhang Jianzhong	101	93	194
Tong Guozhao	121	352	473
Li Yangmin	90	55	145

Finance controller
Luo Weide	111	75	186

Total	923	1,321	2,244

*
Certain Directors of the Company received emoluments from CEA Holding, the parent company, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

During the year ended 31 December 2006, no Directors and supervisors waived their emoluments (2005: Nil).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Five highest paid individuals

One (2005: None) of the vice executive Directors, whose emoluments are reflected in the above analysis were among the five highest paid individuals in the Group for the year. The emoluments payable to the remaining four (2005: five) highest paid individuals are as follows:

	Group
	2006	2005
	RMB’000	RMB’000

Wages, salaries, bonus and allowances	1,736	1,679

The emoluments fell within the following band:

	Number of individuals
Emolument band	2006	2005

Below HK$1,000,000	4	5

During the year ended 31 December 2006, no emoluments were paid by the Group to the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2005: Nil).

9.	OPERATING LOSS/PROFIT

Operating loss/profit is stated after charging and crediting the following items:

	Group
	2006	2005
	RMB’000	RMB’000

Charging:
Depreciation of property, plant and equipment	4,493,572	3,898,142
Operating lease rentals
- aircraft	2,954,751	1,785,615
- land and buildings	276,715	212,027
Amortisation of intangible assets	72,737	13,580
Amortisation of lease prepayments	30,869	25,219
Consumption of flight equipment spare parts	326,248	239,134
Allowances for obsolescence of flight equipment spare parts	31,734	-
Deficits on revaluation of property, plant and equipment	1,035,343	-
Provision for impairment of trade and other receivables	97,805	25,325
Auditors’ remuneration	20,120	10,000

Crediting:
Reversal of allowances for obsolescence of flight equipment spare parts	-	13,930
Gain on disposals of property, plant and equipment	36,207	8,073

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

10.	FINANCE COSTS

	Group
	2006	2005
	RMB’000	RMB’000

Interest relating to obligations under finance leases
- wholly repayable within five years	244,962	195,764
- not wholly repayable within five years	298,991	128,869

	543,953	324,633

Interest on loans from banks and financial institutions
- wholly repayable within five years	1,387,469	746,788
- not wholly repayable within five years	193,067	243,433

	1,580,536	990,221

Interest relating to notes payable	91,280	52,639
Amortisation of the discount on zero coupon debentures	25,456	22,944
Interest relating to long-term payables	4,961	6,999

	2,246,186	1,397,436

Less: Amounts capitalised into advance payments on acquisition of aircraft (Note 17)	(424,316)	(279,989)

	1,821,870	1,117,447

Net foreign exchange gains (Note)	(888,402)	(414,640)
Fair value (gains)/losses on financial instruments
- transfer from equity in respect of interest rate swaps qualified as cash flow hedges	(55,889)	4,243

	877,579	707,050

Note:	The exchange gain for the year ended 31 December 2006 primarily relates to the revaluation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

11.	INCOME TAX

Income tax (credited)/charged to the consolidated income statement is as follows:

	Group
	2006	2005
	RMB’000	RMB’000
Provision for PRC income tax	48,072	(81,734)
Deferred taxation (Note 31)	(211,004)	(56,970)
	(162,932)	(138,704)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau. Developments relating to the reform of the Corporate Income Tax Law are described in Note 44 to the financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd. and Shanghai Eastern Flight Training Co., Ltd, are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd. (“Eastern Logistics”), another subsidiary of the Group, was exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No.68 issued by the Shanghai Municipal Tax Bureau. Eastern Logistics is subject to PRC income tax at a reduced rate of 15% in 2006. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China which may impact on the future income tax rates of the Group. Details refer to Post Balance Sheet Event (Note 44(b)).

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group
	2006	2005
	RMB’000	RMB’000

Loss before income tax	(3,615,697)	(577,432)
Adjusted by:
Share of result of associates and jointly controlled entities	(133,161)	13,330

	(3,748,858)	(564,102)

Tax calculated at enacted tax rate of 15%	562,329	84,615
Effect attributable to subsidiaries charged at tax rate of 17.5% or 33%	27,969	18,334
Effect attributable to subsidiaries with income tax exemptions	-	33,852
Income not subject to taxation	-	4,462
Expenses not deductible for tax purposes	(13,852)	(5,642)
Gain arising from intra-group property, plant and equipment disposal subject to taxation	(46,578)	-
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	-	81,807
Utilisation of previously recognised tax losses	(23,130)	-
Unrecognised tax losses	(327,739)	(86,074)
Other temporary differences not recognised	(16,067)	-
Others	-	7,350

Tax credit	162,932	138,704

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2006 and 2005, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

12.	DIVIDEND

No interim dividend was paid during both the current and prior years.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2006. No final dividend was paid in respect of the year ended 31 December 2005.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

13.	LOSS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of RMB3,313,425,000 (2005: RMB467,307,000) and the weighted average number of shares of 4,866,950,000 (2005: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive ordinary shares.

14.	INTANGIBLE ASSETS

	Group
		Sponsorship	Computer
	Goodwill	fees	software	Total
	(Note (a))	(Note (b))
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2005	79,176	-	46,396	125,572
Additions through business acquisitions	609,135	-	-	609,135
Other additions	-	-	38,568	38,568

At 31 December 2005	688,311	-	84,964	773,275

At 1 January 2006	688,311	-	84,964	773,275
Additions through the acquisition of of a controlling interest in an associate (Notes 19 & 40)	304,832	-	28	304,860
Other additions	-	320,000	33,617	353,617
Disposals	-	-	(36)	(36)

At 31 December 2006	993,143	320,000	118,573	1,431,716

Accumulated amortisation
At 1 January 2005	-	-	7,852	7,852
Charge for the year	-	-	13,580	13,580

At 31 December 2005	-	-	21,432	21,432

At 1 January 2006	-	-	21,432	21,432
Charge for the year	-	52,870	19,867	72,737
Disposals	-	-	(7)	(7)

At 31 December 2006	-	52,870	41,292	94,162

Net book amount
At 31 December 2005	688,311	-	63,532	751,843

At 31 December 2006	993,143	267,130	77,281	1,337,554

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Company
		Sponsorship	Computer
	Goodwill	fees	software	Total
	(Note (a))	(Note (b))
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2005	79,176	-	45,240	124,416
Additions through business acquisitions	609,135	-	-	609,135
Other additions	-	-	38,568	38,568

At 31 December 2005	688,311	-	83,808	772,119

At 1 January 2006	688,311	-	83,808	772,119
Additions	-	320,000	33,617	353,617
Disposals	-	-	(36)	(36)

At 31 December 2006	688,311	320,000	117,389	1,125,700

Accumulated amortisation
At 1 January 2005	-	-	7,171	7,171
Charge for the year	-	-	13,357	13,357

At 31 December 2005	-	-	20,528	20,528

At 1 January 2006	-	-	20,528	20,528
Charge for the year	-	52,870	19,630	72,500
Disposals	-	-	(7)	(7)

At 31 December 2006	-	52,870	40,151	93,021

Net book amount
At 31 December 2005	688,311	-	63,280	751,591

At 31 December 2006	688,311	267,130	77,238	1,032,679

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes:

(a)	Impairment tests for goodwill

The Group operates in two cash-generating units (“CGU”) which are passenger (including cargo carried by passenger flights) and cargo and logistics.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation businesses in which the CGU operates.

Key assumptions used for value-in-use calculations

- Gross margin	14%-17%

- Growth rate	10%-16%

- Discount rate	10%

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Company’s business.

(b)	Sponsorship fees

In March 2006, the Company entered into an agreement (the “Sponsorship Agreement”) with the Bureau of 2010 Expo Shanghai (the “Bureau”) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by installments, the remaining RMB160 million would be settled by value-in-kind services (“VIK”) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the beneficial period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB279 million has also been recognised as other long-term liabilities (Note 30) in the Group’s balance sheet.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

15.	PROPERTY, PLANT AND EQUIPMENT

	Group
	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At 1 January 2005	26,142,685	13,452,651	2,254,015	2,274,961	188,654	44,312,966
Transfers from construction in progress	-	-	33,582	116,985	(150,567)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	445,949	1,191,167	-	-	-	1,637,116

Additions through business acquisitions	4,781,327	2,155,855	72,222	293,429	13,577	7,316,410
Other additions	1,952,356	991,640	71,451	424,455	189,220	3,629,122
Disposals	(67,354)	-	(6,281)	(125,299)	-	(198,934)

At 31 December 2005	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680

Accumulated depreciation
At 1 January 2005	9,638,471	3,264,609	392,209	1,123,681	-	14,418,970
Charge for the year	2,307,706	1,161,395	87,284	341,757	-	3,898,142
Disposals	(66,030)	-	(159)	(79,111)	-	(145,300)

At 31 December 2005	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812

Net book amount
At 31 December 2005	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

At 1 January 2005	16,504,214	10,188,042	1,861,806	1,151,280	188,654	29,893,996

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Group
	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At 1 January 2006	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Reclassification upon a purchase	2,011,940	(2,011,940)
Transfers from construction in progress	-	-	52,832	242,669	(295,501)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	3,797,430	2,591,545	-	-	-	6,388,975
Additions through the acquisitions of controlling interests in associates (Note 40)	78,291	305,663	303,064	33,292	2,447	722,757
Other additions	5,612,187	2,724,601	-	384,743	297,979	9,019,510
Valuation deficit	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfer to non-current assets held for sale (Note (b) & 37)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and
leaseback (Note (c))	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	(314,615)	-	(41,639)	(131,322)	-	(487,576)

At 31 December 2006	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178

Accumulated depreciation
At 1 January 2006	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812
Reclassification upon a purchase	940,464	(940,464)	-	-	-	-
Charge for the year	2,600,331	1,418,781	106,441	368,019	-	4,493,572
Transfer to non-current assets held for sale (Note b & 37)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	(97,146)	-	(3,703)	(94,546)	-	(195,395)

At 31 December 2006	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712

Net book amount
At 31 December 2006	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466

At 1 January 2006	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Company
	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At 1 January 2005	20,068,300	13,452,651	1,370,995	1,491,533	77,534	36,461,013
Transfer to a subsidiary	(779,895)	-	-	-	-	(779,895)
Transfers from construction in progress	-	-	18,847	16,582	(35,429)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	445,949	682,020	-	-	-	1,127,969
Additions through business acquisitions	4,781,327	2,155,855	72,222	293,429	13,577	7,316,410
Other additions	1,138,394	375,995	14,195	341,339	33,120	1,903,043
Disposals	(67,354)	-	(2,836)	(106,801)	-	(176,991)

At 31 December 2005	25,586,721	16,666,521	1,473,423	2,036,082	88,802	45,851,549

Accumulated depreciation
At 1 January 2005	6,847,515	3,264,609	264,374	829,672	-	11,206,170
Transfer to a subsidiary	(599,975)	(599,975)		-	-	--

Charge for the year	1,780,387	1,119,334	53,914	265,721	-	3,219,356
Disposals	(66,030)	-	(104)	(69,993)	-	(136,127)

At 31 December 2005	7,961,897	4,383,943	318,184	1,025,400	-	13,689,424

Net book amount
At 31 December 2005	17,624,824	12,282,578	1,155,239	1,010,682	88,802	32,162,125

At 1 January 2005	13,220,785	10,188,042	1,106,621	661,861	77,534	25,254,843

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Company
	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At 1 January 2006	25,586,721	16,666,521	1,473,423	2,036,082	88,802	45,851,549
Reclassification upon a purchase	2,011,940	(2,011,940)	-	-	-	-
Transfer to a subsidiary	(482,982)	-	-	-	-	(482,982)
Transfers from construction in progress	-	-	25,507	12,210	(37,717)	-
Transfers from advanced payments on acquisition of aircraft (Note 17)	3,744,513	1,843,577	-	-	-	5,588,090
Other additions	4,812,055	2,345,391	40,491	271,479	100,145	7,560,561
Valuation deficit	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfer to non-current assets held for sale (Note 37)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback (Note (c))	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	(313,016)	-	(36,277)	(107,363)	-	(456,656)

At 31 December 2006	24,370,649	18,544,963	1,503,144	2,212,408	151,230	46,782,394

Accumulated
depreciation
At 1 January 2006	7,961,897	4,383,943	318,184	1,025,400	-	13,689,424
Reclassification upon a purchase	940,464	(940,464)	-	-	-	-
Transfer to a subsidiary	(458,832)	-	-	-	-	(458,832)
Charge for the year	1,939,393	1,317,355	54,726	274,242	-	3,585,716

Transfer to non-current assets held for sale (Note 37)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	(97,146)	-	(2,997)	(73,362)	-	(173,505)
At 31 December 2006	8,939,548	4,639,785	369,913	1,226,280	-	15,175,526

Net book amount
At 31 December 2006	15,431,101	13,905,178	1,133,231	986,128	151,230	31,606,868

At 1 January 2006	17,624,824	12,282,578	1,155,239	1,010,682	88,802	32,162,125

Notes:

(a)
On 31 December 2006, the Group’s aircraft, engines and flight equipment were revalued by the Directors of the Company on a market value basis or replacement cost basis based on the valuations conducted by independent valuers.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The result of the revaluation revealed a deficit of RMB1,035 million for certain aircraft and related equipment which has been charged to the income statement. Except for the aircraft and related equipment referred to above, the revalued amounts of all other assets under revaluation are not materially different from their carrying amounts. Accordingly, the carrying values of these assets have not been adjusted in the consolidated financial statements as at 31 December 2006.

Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December	40,475,461	37,943,085	32,108,040	31,796,398

(b)
In December 2006, the Board of Directors passed a resolution to dispose the aircraft and the related equipment with the valuation deficit as described in the note 15(a) above and have been actively seeking buyers subsequent to the pass of the resolution. The assets have been reclassified as “Non-current assets held for sales” at 31 December 2006 (Note 37).

(c)
During the year, the Group entered into sale and leaseback transactions for certain newly acquired aircraft. There leaseback transactions are classified as operating leases and the related gains arising from these sales and leaseback transactions have been recognised in the income statement.

(d)
As at 31 December 2006, aircraft owned by the Group and the Company with an aggregate net book amount of approximately RMB9,044 million and RMB8,310 million respectively (2005: RMB9,074 million) were pledged as collateral under certain loan arrangements (Note 28).

16.	LEASE PREPAYMENTS

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January	1,134,644	965,462	582,621	486,168

Additions through business acquisitions (Note 40)	75,302	74,339	-	74,339
Other additions	37,158	94,843	33,932	22,114

At 31 December	1,247,104	1,134,644	616,553	582,621

Accumulated amortisation
At 1 January	161,873	136,654	101,021	89,687
Charge for the year	30,869	25,219	17,864	11,334
At 31 December	192,742	161,873	118,885	101,021

Net book amount
At 31 December	1,054,362	972,771	497,668	481,600

Lease prepayments represent unamortised prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2006, the majority of these land use rights had remaining terms ranging from 40 to 55 years (2005: from 41 to 49 years).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

17.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	9,072,673	2,678,603	8,157,515	2,678,603
Additions	4,560,694	7,751,197	4,059,327	6,341,709
Interest capitalised (Note 10)	424,316	279,989	378,101	265,172
Transfers to property, plant and equipment (Note 15)	(6,388,975)	(1,637,116)	(5,588,090)	(1,127,969)

At 31 December	7,668,708	9,072,673	7,006,853	8,157,515

Included in the Group’s and the Company’s balance as at 31 December 2006 is accumulated interest capitalised of RMB516 million (2005: RMB410 million), at an average interest rate of 5.7% (2005: 4.0%).

18.	INVESTMENTS IN SUBSIDIARIES

	Company
	2006	2005
	RMB’000	RMB’000

Unlisted shares, at cost	2,831,235	2,163,864
Amounts due from subsidiaries	1,051,435	348,626

	3,882,670	2,512,490

Amounts due from subsidiaries are unsecured, non-interest bearing and are not repayable before 1 January 2008.

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2006	2005	2006	2005
		RMB’000	RMB’000
China Eastern Airlines	PRC	880,000	880,000	63%	63%	Provision of
Jiangsu Co., Ltd.	3 May 1993					airline services

China Eastern Airlines	PRC	600,000	600,000	96%	40%	Provision of
Wuhan Co., Ltd. (“CEA Wuhan”)	16 August 2002					airline services

China Cargo Airlines	PRC	500,000	500,000	70%	70%	Provision of
Co., Ltd.	22 July 1998					cargo carriage services

Shanghai Eastern Flight	PRC	473,000	473,000	95%	95%	Provision of
Training Co., Ltd.	18 December 1995					flight training services

Shanghai Eastern Airlines	PRC	412,500	412,500	99%	99%	Investment
Investment Co., Ltd.	8 May 2002					holding

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Company	Place and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2006	2005	2006	2005
		RMB’000	RMB’000
Shanghai Eastern Airlines	PRC	200,000	200,000	70%	70%	Provision of
Logistics Co., Ltd.	23 August 2004					cargo logistics services

Eastern Airlines Hotel	PRC	70,000	70,000	86%	86%	Provision of
Co., Ltd.	18 March 1998					hotel services primarily to crew members

Shanghai Eastern	PRC	25,658	25,658	60%	60%	Provision of
Maintenance Co., Ltd.	27 November 2002					aircraft repair and maintenance services

China Eastern Airlines	PRC	10,047	10,162	80%	40%	Provision of
Development (HK) Co., Ltd.	20 May 1995					ticket sales and logistics

China Eastern Airlines	PRC	10,000	10,000	55%	55%	Provision of
(Shantou) Economics	18 March 1998					airline
Development Co., Ltd.						equipment sales

19.	INVESTMENTS IN ASSOCIATES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	544,266	763,240	377,872	620,659
Goodwill	-	47,060	-	-
Share of post acquisition results/reserves	79,124	(180,554)	-	-

	623,390	629,746	377,872	620,659

The movement on investments in associates is as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	629,746	633,212	620,659	615,095
Cost of additional investment	-	5,564	-	5,564
Reduction as a result of the acquisition of a controlling interest in an associate (Note 40)	(109,922)	-	(242,787)	-
Share of results	103,566	(9,030)	-	-
At 31 December	623,390	629,746	377,872	620,659

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital	Attributable equity interest		Principal activities
		RMB’000	2006	2005

Qingdao Liuting	PRC	450,000	25%	25%	Provision of
International Airport	1 December 2000				airport operation
Co., Ltd.					services

Eastern Air Group Finance	PRC	400,000	25%	25%	Provision of
Co., Ltd. (“EAGF”)	6 December 1995				financial
					services to group companies of CEA Holding

China Eastern Air Catering	PRC	350,000	45%	45%	Provision of air
Investment Co., Ltd.	17 November 2003				catering services

Jiangsu Huayu General	PRC	110,000	27%	27%	Provision of
Aviation Co., Ltd.	1 Dec 2004				aviation support services

Eastern Aviation Import &	PRC	80,000	45%	45%	Provision of
Export Co., Ltd.	9 June 1993				aviation
(“EAIEC”)					equipment, spare

Collins Aviation	PRC	57,980	35%	35%	Provision of airline
Maintenance Service	27 September 2002				electronic
Shanghai Ltd.					product maintenance services

Shanghai Dongmei	PRC	51,369	27.16%	45%	Provision of
Aviation Travel Co., Ltd.	17 October 2004				traveling and
(“SDATC”)					accommodation agency services

Shanghai Hongpu Civil	PRC	25,000	30%	30%	Provision of cable
Airport Communication	18 October 2002				and wireless
Co., Ltd.					communication services

Eastern Aviation	PRC	10,000	45%	45%	Provision of
Advertising Services	4 March 1986				aviation
Co., Ltd.					advertising agency services

Note:

The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000

2006	1,728,738	1,105,449	1,221,191	103,566
2005	1,807,387	1,177,641	887,928	(9,030)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

20.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	59,552	59,552	59,522	59,552
Share of post-acquisition results/reserves	55,988	40,968	-	-

	115,540	100,520	59,522	59,552

The movement on investments in jointly controlled entities is as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	100,520	52,948	59,552	7,680
Cost of additional investment	-	51,872	-	51,872
Dividend received during the year	(14,575)	-	-	-
Share of results	29,595	(4,300)	-	-

At 31 December	115,540	100,520	59,552	59,552

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

Company	Place and date of establishment	Paid-up capital	Attributable equity interest		Principal activities
		RMB’000	2006	2005

Shanghai Technologies	PRC	113,843	51%	51%	Provision of repair
Aerospace Co., Ltd.	28 September 2004				and maintenance
(“STA”) (Note (a))					services

Shanghai Eastern Union	PRC	17,484	40%	40%	Provision of spare
Aviation Wheels &	28 December 1995				parts repair and
Brakes Overhaul					maintenance
Engineering Co., Ltd					services
(“Wheels & Brakes”)

Eastern China Kaiya	PRC	10,000	41%	41%	Provision of
System Integration	21 May 1999				Computer
Co., Ltd.					Systems development

Notes:

(a)
Under a Joint Venture Agreement dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000

2006	314,348	125,479	171,471	29,595
2005	142,667	42,147	133,570	(4,300)

21.	OTHER LONG-TERM ASSETS

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits relating to aircraft under operating leases (Note (a))	532,878	446,323	449,055	425,850
Held-to-maturity financial assets (Note (b))	389,871	2,026,220	389,871	2,026,220
Prepaid staff benefits (Note (c))	54,898	62,096	44,524	54,178
Rental and renovation deposits	31,338	34,777	31,338	34,777
Prepaid customs duty and value added tax	-	4,756	-	4,756
Other long-term receivables	90,280	131,386	79,941	50,740

	1,099,265	2,705,558	994,729	2,596,521

Notes:

(a)
The fair value of deposits relating to aircraft under operating leases of both the Group and the Company are RMB480 million and RMB414 million (2005: RMB446 million and RMB426 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5%-4.0% (2005: 4.4%).

(b)
Held-to-maturity financial assets comprise long-term bank deposits which are pledged as collateral under certain finance lease arrangements (Note 27). The deposits have maturities of 1-2 years. The fair value of long-term bank deposits of both the Group and the Company are RMB1,249 million (2005: RMB2,114 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.6% (2005: 2.5% to 6.5%).

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Held-to-maturity financial assets	1,199,250	2,026,220	1,195,650	2,026,220
Less: Held-to-maturity fiancial assets - current portion (Note 23)	(809,379)	-	(805,779)	-

Held-to-maturity financial asets - Long term portion	389,871	2,026,220	389,871	2,026,220

(c)
Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortised over six years on the straight-line basis.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

22.	TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables and notes receivable is as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Less than 31 days	1,556,144	1,580,082	955,992	1,031,946
31 to 60 days	147,439	134,095	83,669	56,918
61 to 90 days	44,602	122,377	24,300	108,014
91 to 180 days	132,977	34,097	90,573	14,603
181 to 365 days	102,534	13,302	87,187	11,523
Over 365 days	112,934	127,466	108,403	118,986

	2,096,630	2,011,419	1,350,124	1,341,990

Less: provision for impairment of receivables	(93,775)	(93,010)	(89,552)	(81,707)

Trade receivables and notes receivable, net	2,002,855	1,918,409	1,260,572	1,260,283

23.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Held-to-maturity financial assets
- current portion (Note 21(b))	809,379	-	805,779	-
Rebates receivable on aircraft acquisitions	627,641	102,582	593,202	78,314
Prepaid aircraft operating lease rentals	315,470	191,211	270,998	174,248
Prepayment for acquisition of flight equipment and other assets	178,577	179,206	162,749	179,206
Custom duties and value added tax recoverable (Note (a))	87,684	124,917	24,550	66,887
Rental deposits	86,822	49,303	71,159	37,116
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (b))	38,343	175,332	20,143	8,888
Others	332,076	174,720	225,324	143,884

	2,475,992	997,271	2,173,904	688,543

Notes:

(a)
Pursuant to the Caiguanshui No. 63 issued by the Ministry of Finance on 29 December 2004, PRC airlines (including the Company, China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd.) are subject to reduced custom duties and value added tax on imported flight equipment and overseas repair costs in relation to those aircraft flying on international and regional routes with effect

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

From 1 January 2005 to 31 October 2006, the Group had been continuing to pay duties and value added tax at the standard rates and hence is entitled to a refund for over payment in excess of the reduced rates. From 1 November 2006 onwards, the Group started to pay the custom and duties and value added tax at the reduced rates. As at 31 December 2006, the Group’s related refundable amount of the custom duties and value added tax amounted to RMB88 million (2005: RMB125 million).

(b)	As at 31 December 2006, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.7% (2005: 0.7%).

24.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s and Company’s cash and cash equivalents are denominated in the following currencies:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	1,251,901	1,281,206	426,705	415,462
US Dollars	435,944	333,099	412,160	306,254
Japanese Yen	68,950	76,591	54,871	55,803
Euro	66,454	37,420	61,029	28,163
Pounds Sterling	17,416	22,979	17,416	22,979
Canadian Dollars	14,525	14,187	14,525	14,187
Singapore Dollars	13,032	15,943	13,032	15,943
Australian Dollars	7,563	18,969	7,563	18,969
Others	111,701	63,607	102,533	62,849

	1,987,486	1,864,001	1,109,834	940,609

25.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Less than 31 days	1,374,384	1,416,293	1,146,144	1,593,009
31 to 60 days	577,883	397,187	493,877	364,480
61 to 90 days	781,666	195,869	745,800	163,058
91 to 180 days	2,030,629	846,775	1,980,677	605,039
181 to 365 days	243,296	212,025	226,510	212,025
Over 365 days	82,352	45,749	81,293	38,216

	5,090,210	3,113,898	4,674,301	2,975,827

As at 31 December 2006, all notes payable totaling RMB3,471 million (2005: RMB1,775 million) were unsecured. Discount rates ranged from 2.4% to 3.3% (2005: 2.9% to 3.2%) and all notes are repayable within six months.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

26.	OTHER PAYABLES AND ACCRUED EXPENSES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Accrued fuel cost	1,824,714	1,415,797	1,636,726	1,262,586
Duties and levies payable	1,227,450	755,373	1,045,405	707,060
Other accrued operating expenses	1,036,090	739,415	850,401	605,902
Accrued take-off and landing charges	1,022,127	810,226	755,936	607,370
Accrued aircraft overhaul expenses	834,075	745,627	697,149	587,400
Deposits received from ticketing agents	448,176	353,805	318,568	299,218
Accrued salaries, wages and benefits	343,560	271,963	271,477	238,234
Staff welfare payable	142,703	39,433	107,082	31,915
Staff housing fund payable (Note 33(a))	123,277	136,510	123,277	136,510
Current portion of other long-term liabilities (Note 30)	62,000	66,029	62,000	66,029
Current portion of post-retirement benefit obligations (Note 32(b))	30,724	35,825	28,727	34,528
Current portion of operating lease payables	-	52,268	-	52,268
Others	891,455	573,480	786,291	503,858

	7,986,351	5,995,751	6,683,039	5,132,878

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

27.	OBLIGATIONS UNDER FINANCE LEASES

At 31 December 2006, the Group and the Company had 46 and 40 aircraft (2005: 36 and 33 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	Company
	2006			2005
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,447,738	546,904	2,900,834	2,885,047	457,010	2,428,037
In the second year	2,371,076	430,139	1,940,937	2,870,162	300,106	2,570,056
In the third to
fifth year inclusive	3,514,758	912,607	2,602,151	3,487,110	472,914	3,014,196
After the fifth year	5,173,152	667,598	4,505,554	2,913,057	337,792	2,575,265

Total	14,506,724	2,557,248	11,949,476	12,155,376	1,567,822	10,587,554

Less: amount
repayable
within
one year	(3,348,020)	(544,064)	(2,803,956)	(2,885,047)	(457,010)	(2,428,037)
amount
reclassified to
non-current
assets held
for sale
(Note 37)	(99,718)	(2,840)	(96,878)	-	-	-

Long-term portion	11,058,986	2,010,344	9,048,642	9,270,329	1,110,812	8,159,517

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Company
	2006			2005
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,195,142	459,367	2,735,775	2,779,448	417,474	2,361,974
In the second year	2,146,228	351,312	1,794,916	2,764,563	263,806	2,500,757
In the third to
fifth year inclusive	2,903,681	722,981	2,180,700	3,170,314	384,958	2,785,356
After the fifth year	4,033,038	497,281	3,535,757	2,347,521	270,326	2,077,195

Total	12,278,089	2,030,941	10,247,148	11,061,846	1,336,564	9,725,282

Less: amount
repayable
within
year	(3,092,584)	(456,527)	(2,636,057)	(2,779,448)	(417,474)	(2,361,974)
amount
transferred
to non-
current
assets held
for sale
(Note 37)	(102,558)	(2,840)	(99,718)	-	-	-

Long-term portion	9,082,947	1,571,574	7,511,373	8,282,398	919,090	7,363,308

The fair value of obligations under finance leases of the Group and the Company are RMB11,550 million and RMB9,833 million (2005: RMB10,432 million and RMB9,690 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 7.0% (2005: 2.5% to 7.0%).

At 31 December 2006, the Group and the Company had long-term bank deposits totaling RMB1,199 million (2005: RMB2,026 million) pledged as collateral under certain finance lease arrangements (Note 21(b)). In addition, the finance lease obligations are guaranteed by certain international and PRC banks in the PRC.

Certain leases that were entered into during the first quarter of 2006 and initially classified as finance leases, have been reassessed and reclassified as operating leases since the announcement of the unaudited 2006 interim results. The resulting impact increased the Group’s consolidated net assets at 30 June 2006 by RMB113 million and decreased its consolidated loss for the six-month period ended 30 June 2006 by the same amount. The consolidated financial statements as at and for the year ended 31 December 2006 are not affected.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

28.	BORROWINGS

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Non-current
Long-term bank borrowings
(Note (a))
- secured	5,028,836	5,809,678	4,413,836	5,526,998
- unsecured	7,062,577	3,980,438	6,428,079	3,930,438

	12,091,413	9,790,116	10,841,915	9,457,436

Current
Long-term bank borrowings
(Note (a))
- secured	773,494	1,555,313	773,494	1,516,173
- unsecured	2,067,200	1,313,917	1,476,740	1,313,917

Short-term bank borrowings
(Note (b))
- secured	-	33,000	-	-
- unsecured	13,175,633	13,677,856	10,754,644	10,571,230
Debentures (Note (c))	-	1,974,544	-	1,974,544

	16,016,327	18,554,630	13,004,878	15,375,864

Total borrowings (Note (d))	28,107,740	28,344,746	23,846,793	24,833,300

The borrowings are repayable
as follows:
Within one year	16,016,327	18,554,630	13,004,878	15,375,864
In the second year	3,053,315	2,663,434	2,953,315	2,631,154
In the third to
fifth year inclusive	7,560,389	5,517,473	7,020,891	5,217,073
After the fifth year	1,477,709	1,609,209	867,709	1,609,209

	28,107,740	28,344,746	23,846,793	24,833,300

Notes:

(a)
The fair value of long-term borrowings of the Group and the Company are RMB15,397 million and RMB13,546 million (2005: RMB12,044 million and RMB11,696 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.5% (2005: 4.5%).

As at 31 December 2006, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB9,044 million and RMB8,310 million respectively (2005: RMB9,074 million) (Note 15). Certain secured bank borrowings with an aggregate net book amount of RMB186 million (2005: RMB837 million) were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank borrowings of the Group and the Company totaling of RMB695 million and RMB100 million (2005: RMB1,282 million and RMB200 million) were guaranteed by CEA Holding (Note 41).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The terms of the long-term bank loans are summarised as follows:

		Group		Company
Interest rate and final maturities		2006	2005	2006	2005
		RMB’000	RMB’000	RMB’000	RMB’000

RMB denominated bank loans:
Loans for working	Fixed interest rates ranging from 5.18% to
capital	5.76% per annum as at 31 December
2006; 1 to 4-year loans with final
	maturity through to 2010	3,785,000	3,253,500	3,710,000	3,153,500

Loans for the	Fixed interest rates ranging from 5.18% to
purchases of	6.16% per annum as at 31 December
aircraft*	2006; 2 to 11-year loans with final
	maturities through to 2017	1,777,500	1,455,000	767,500	1,455,000

Loans for	Fixed interest rates ranging from 5.30% to
construction	5.76% per annum as at 31 December
projects	2006; 1 to 5-year loans with final
	maturities through to 2011	245,000	200,000	100,000	200,000

U.S. dollar denominated bank loans:
Loans for the	Fixed interest rates ranging from 5.90% to
purchases of	6.20% per annum as at 31 December
aircraft	2006; 2 to 3-year loans with final
	maturities through to 2009	1,008,982	296,120	546,609	296,120

Loans for the	Floating interest rates ranging from 3
purchases of	months LIBOR+0.25% to 6 months
aircraft*	LIBOR+0.75% as at 31 December 2006;
2 to 9-year loans with final maturities
	through to 2015	6,017,637	7,295,480	6,017,637	7,135,480

Loans for the	Floating interest rates of 6 months LIBOR
purchase of an	+0.6% as at 31 December 2006; 3 to
aircraft simulator	5-year loans with final maturities in
	2011	147,585	111,820	-	-

Loans for working	Floating interest rates ranging from 3
capital	months LIBOR+0.55% to 6 months
LIBOR+0.75% as at 31 December 2006;
2 to 3-year loans with final maturities
	through to 2009	866,287	-	866,287	-

Loans for finance	Floating interest rates of 6 months LIBOR
leases of aircraft	+0.75% as at 31 December 2006; 3-year
	loans with final maturity in 2009	927,942	47,426	927,942	47,426

Loans for	Floating interest rates of 6 months LIBOR
construction	+0.75% as at 31 December 2006; 1-year
projects	loans with final maturity in 2007	156,174	-	156,174	-

Total long-term bank
loans		14,932,107	12,659,346	13,092,149	12,287,526
*      These loans are secured by the related aircraft.

(b)
Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at 31 December 2006, the interest rates relating to such borrowings ranged from 4.39% to 6.12% per annum (2005: 2.22% to 5.04% per annum). During the year ended 31 December 2006, the weighted average interest rate on short-term bank loans was 5.60% per annum (2005: 4.62% per annum).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)
On 5 August 2005, the Company issued debentures with a face value of RMB1,000,000,000 at an issue price of RMB971,600,000, being 97.16% of the face value, and repayable on 4 August 2006. On 23 August 2005, the Company issued additional debentures with a face value of RMB1,000 million at an issue price of RMB980 million, being 98% of the face value, and repayable on 22 May 2006. During 2006, all debentures were repaid at face value on the respective due dates.

The zero coupon debentures are accounted for in the balance sheets of the Group and the Company as follows:

	2006	2005
	RMB’000	RMB’000

Nominal value	-	2,000,000
Less: Unamortised discount	-	(25,456)

-		1,974,544

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	11,409,006	13,112,485	7,836,006	10,521,485
US Dollars	16,698,734	15,232,261	16,010,787	14,311,815

	28,107,740	28,344,746	23,846,793	24,833,300

29.	PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	403,999	254,009	348,835	200,725
Additions through
business acquisitions	-	196,122	-	196,122
Additions through the acquisition of a
controlling interest in
an associate (Note 40(a))	23,994	-	-	-
Additional provisions	150,390	64,700	134,697	54,767
Reversal resulting from
change in estimate (Note)	-	(58,577)	-	(58,577)
Utilisation	(67,762)	(52,255)	(53,942)	(44,202)

At 31 December	510,621	403,999	429,590	348,835
Less: current portion	(20,900)	(15,589)	(20,900)	(15,589)

Long-term portion	489,721	388,410	408,690	333,246

Provision of aircraft overhaul expenses represents the present value of estimated costs of major overhauls for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

Note:
Prior to 2005, overhauls for certain aircraft models under operating leases were performed by overseas service providers. In 2005, the Company identified domestic facilities to carry out overhauls for certain aircraft models at lower cost. Accordingly, the Company changed its estimate for provision for aircraft overhauls relating to those aircraft models.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

30.	OTHER LONG-TERM LIABILITIES

	Group and Company
	2006	2005
	RMB’000	RMB’000

Long-term payable to the Bureau of 2010 Expo Shanghai
(Note 14(b))	278,680	-
Long-term payable to Aviation China Civil Flight Institute
(Note (a))	90,000	120,000
Deferred credit on government grants (Note (b))	70,410	70,410
Deferred gains on sale and leaseback transactions of aircraft	33,605	46,673
Other long-term payable	27,766	30,848

	500,461	267,931

Less: Current portion (Note 26)	(62,000)	(66,029)
Long-term portion	438,461	201,902

Notes:

(a)	The balance is unsecured, bearing interest at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

(b)
Deferred credit on government grants represents government grants received for construction and acquisition of safety and security facilities. As at 31 December 2006, the related facilities have not been constructed or purchased.

31.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets
- Deferred tax asset to be utilised
after 12 months	81,010	8,892	-	-
- Deferred tax asset to be utilised
within 12 months	1,136	3,432	-	-

	82,146	12,324	-	-

Deferred tax liabilities
- Deferred tax liability to be
realised after 12 months	(68,459)	(144,302)	-	-
- Deferred tax liability to be
realised within 12 months	-	(34,523)	-	(160,067)

	(68,459)	(178,825)	-	(160,067)

Deferred tax assets/(liabilities), net	13,687	(166,501)	-	(160,067)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Movements in the net deferred taxation asset/(liability) are as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	(166,501)	(292,385)	(160,067)	(278,942)
Additions through
business acquisitions (Note 40(a))	(29,326)	93,017	(29,326)	93,017
Credited to income statement
(Note 11)	211,004	56,970	190,883	49,961
Charged/(credited) to equity
- gain/(losses) on
cashflow hedges (Note 36)	(1,490)	(24,103)	(1,490)	(24,103)

At 31 December	13,687	(166,501)	-	(160,067)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Tax losses carried forward	972,778	451,659	667,648	414,529
Provision for obsolete flight
equipment spare parts	68,574	33,192	66,008	32,748
Provision for receivables	57,467	12,474	28,092	12,213
Provision for post-retirement
benefits	216,570	185,102	176,007	168,842
Other accrued expenses and
provisions	97,823	48,412	67,191	34,682

	1,413,212	730,839	1,004,946	663,014

Less: unrecognised assets	(882,443)	(338,194)	(594,326)	(301,064)

	530,769	392,645	410,620	361,950

Deferred tax liabilities:
Depreciation and amortisation	(517,082)	(559,146)	(410,620)	(522,017)

	(517,082)	(559,146)	(410,620)	(522,017)

Net deferred tax assets/(liabilities)	13,687	(166,501)	-	(160,067)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

				Additions
	At the	(Charged)/		Through
	Beginning	Credited	(Charged)/	Business	At the
	of the	to income	Credited	acquisitions	end of the
	year	statement	to equity	(Note 40)	year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended
31 December 2006
Tax losses carried forward	113,465	(23,130)	-	-	90,335
Provision for obsolete flight
equipment spare parts	33,192	35,382	-	-	68,574
Provision for receivables	12,474	44,993	-	-	57,467
Provision for post-retirement
benefits	185,102	31,468	-	-	216,570
Other accrued expenses and
provisions	48,412	50,901	(1,490)	-	97,823

	392,645	139,614	(1,490)	-	530,769

Depreciation and amortisation	(559,146)	71,390	-	(29,326)	(517,082)

	(559,146)	71,390	-	(29,326)	(517,082)

Net deferred tax assets/(liabilities)	(166,501)	211,004	(1,490)	(29,326)	13,687

				Additions
	At the	(Charged)/		Through
	Beginning	Credited	(Charged)/	Business	At the
	of the	to income	Credited	acquisitions	end of the
	year	statement	to equity	(Note 40)	year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended
31 December 2005
Tax losses carried forward	97,442	16,023	-	-	113,465
Provision for obsolete flight
equipment spare parts	54,014	(20,628)	-	(194)	33,192
Provision for receivables	10,146	2,328	-	-	12,474
Provision for post-retirement
benefits	95,252	12,066	-	77,784	185,102
Other accrued expenses and
provisions	123,469	(16,647)	(24,103)	(34,307)	48,412

	380,323	(6,858)	(24,103)	43,283	392,645

Depreciation and amortisation	(672,708)	63,828	-	49,734	(559,146)

	(672,708)	63,828	-	49,734	(559,146)

Net deferred tax liabilities	(292,385)	56,970	(24,103)	93,017	(166,501)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2006, the Group and the Company had tax losses carried forward of approximately RMB5,782 million and RMB4,451 million respectively (2005: RMB3,011 million and RMB2,764 million respectively) which will expire between 2007 and 2011, and which are available to set off against the Group and the Company’s future taxable income. As at 31 December 2006, the Group and the Company did not recognise RMB882 million and RMB594 million respectively (2005: RMB338 million and RMB301 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

32. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2006, the Group’s pension cost charged to the consolidated income statement amounted to RMB238 million (2005: RMB228 million).

(ii) Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2006, the Group’s medical insurance contributions charged to the income statement amounted to RMB60 million (2005: RMB52 million).

(b)	Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Present value of
unfunded post-retirement
benefit obligations	1,892,926	1,970,292	1,650,889	1,792,522
Unrecognised
actuarial losses	(569,242)	(731,590)	(477,509)	(672,357)
Post-retirement
benefit obligations	1,323,684	1,238,702	1,173,380	1,120,165
Less: Current portion
(Note 26)	(30,724)	(35,825)	(28,727)	(34,528)

Long-term portion	1,292,960	1,202,877	1,144,653	1,085,637

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Changes in post-retirement benefit obligations are as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	1,238,702	645,732	1,120,165	539,945
Additions through business acquisition	-	519,881	-	519,881
Total expenses charged in the income statement	146,968	102,459	114,422	89,467
Payments	(61,986)	(29,370)	(61,207)	(27,778)
Others	-	-	-	(1,350)

At 31 December	1,323,684	1,238,702	1,173,380	1,120,165

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statement as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Current service cost	63,957	56,436	51,964	50,775
Interest cost	72,435	45,200	54,175	38,009
Actuarial losses recognised	10,576	823	8,283	683

Total (Note 8)	146,968	102,459	114,422	89,467

The principal actuarial assumptions at the balance sheet date are as follows:

	Group and Company
	2006	2005

Discount rate	3.75%	3.5%
Annual rate of increase of per capita benefit payment	1.5%	1.5%
Employee turnover rate	3.0%	3.0%

33.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 1% to 15% (2005: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2006, the Group’s contributions to the housing funds amounted to RMB228 million (2005: RMB195 million) which has been charged to the income statement. The staff housing fund payable as at 31 December 2006 amounted to RMB123 million (2005: RMB137 million) (Note 26). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Staff housing allowances

The Company also provides staff housing allowances to eligible employees who joined the Group prior to 1998 according to the Group’s staff housing allowance policy introduced in October 2003 (the “Staff Housing Allowance Policy”).

Under the Staff Housing Allowance Policy, employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum area as set out in the Staff Housing Allowance Policy, are entitled to a cash allowance based on the area of quarter to which they are entitled and the unit price as set out in the Staff Housing Allowance Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. Upon the establishment of the Staff Housing Allowance Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement is paid over a period of 4 to 5 years. As at 31 December 2006, the present obligation of the provision for employee’s staff housing entitlement is RMB439 million (2005: RMB457 million).

For the year ended 31 December 2006, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB31 million (2005: RMB36 million) which has been charged to the income statement.

34.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group and Company
	Assets		Liabilities
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December Interest rate swaps (Note (a))	118,689	71,260	36,392	19,821
Forward foreign exchange contracts (Note (b))	8,290	2,469	4,962	17,808
Fuel option contracts (Note (c))	59,822	50,193	97,464	22,985

Total	186,801	123,922	138,818	60,614

Less: non-current portion
Interest rate swaps	(73,269)	(70,292)	(14,096)	(2,731)
Forward foreign exchange contracts	-	(594)	-	(10,380)
Fuel option contracts	-	-	-	(12,659)

	(73,269)	(70,886)	(14,096)	(25,770)

Current portion	113,532	53,036	124,722	34,844

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(iii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates. The Group’s interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedges. As at 31 December 2006, the notional amount of the outstanding interest rate swap agreements was approximately US$631 million (2005: US$661 million). These agreements will expire between 2007 and 2016. For the year ended 31 December 2006, a net gain of RMB4 million (2005: RMB79 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognised directly in the hedging reserve (Note 36).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(vi)). These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates. As at 31 December 2006, the notional amount of the outstanding currency forward contracts was approximately US$33 million (2005: US$92 million), which will expire between 2006 and 2010. For the year ended 31 December 2006, a net gain of RMB6 million (2005: a net loss of RMB82 million) arising from changes in the fair value of these foreign currency forwards has been recognised directly in the hedging reserve (Note 36).

(c)	Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at 31 December 2006, the Group had outstanding fuel option contracts to buy approximately 10,690,000 barrels of crude oil at prices which ranged from US$54.75 to US$95 per barrel and to sell approximately 23,310,000 barrels of crude oil at prices which ranged from US$40 to US$115 per barrel, all of which will expire between 2007 and 2009. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognised directly in the income statement.

35.	SHARE CAPITAL

	2006	2005
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each
Unlisted shares held by CEA Holding and employees	3,000,000	3,000,000
A shares listed on The Shanghai Stock Exchange	300,000	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

On 18 December 2006, the Company convened the Relevant Shareholder’s Meeting of A Share Shareholders in which the Company’s share reform plan was approved. Details please refer to Post Balance Sheet Event (Note 44).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

36.	RESERVES

	Group
	Share premium	Statutory and discretionary reserves	Revaluation reserve	Capital reserve	Hedging reserve	Retained profits/ (accumulated losses)	Total
		(Note (a))		(Note (b))	(Note 34)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2005	1,006,455	381,171	490,688	(720,057)	(91,861)	590,778	1,657,174
Unrealised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	181,449	-	181,449
- tax	-	-	-	-	(27,217)	-	(27,217)
Realised gains on Cashflow hedges (Note 34)
- gross	-	-	-	-	(20,759)	-	(20,759)
- tax	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	-	-	-	-	-	(97,339)	(97,339)
Loss attributable to equity holders of the Company	-	-	-	-	-	(467,307)	(467,307)
Transfer from retained profits to reserves (Note (a))	-	26,671	-	-	-	(26,671)	-

At 31 December 2005	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115

At 1 January 2006	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115
Unrealised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	12,774	-	12,774
- tax	-	-	-	-	(1,916)	-	(1,916)
Realised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	(2,843)	-	(2,843)
- tax	-	-	-	-	426	-	426
Revaluation reserve, net of tax, arising from acquisition of a controlling interest in an associate	-	-	23,816	-	-	-	23,816
Loss attributable to equity holders of the Company	-	-	-	-	-	(3,313,425)	(3,313,425)
Transfer from retained profits to reserves (Note (a))	-	20,966	-	-	-	(20,966)	-

At 31 December 2006	1,006,455	428,808	514,504	(720,057)	53,167	(3,334,930)	(2,052,053)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Group
	Share premium	Statutory and discretionary reserves	Revaluation reserve	Capital reserve	Hedging reserve	Retained profits/ (accumulated losses)	Total
		(Note (a))		(Note (b))	(Note 34)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2005	1,006,455	182,336	435,077	(720,057)	(91,861)	232,917	1,044,867
Unrealised gains on cashflow hedges
(Note 34)
- gross	-	-	-	-	181,449	-	181,449
- tax	-	-	-	-	(27,217)	-	(27,217)
Realised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	(20,759)	-	(20,759)
- tax	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	-	-	-	-	-	(97,339)	(97,339)
Loss for the year	-	-	-	-	-	(406,362)	(406,362)

At 31 December 2005	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753

At 1 January 2006	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753

Unrealised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	12,774	-	12,774
- tax	-	-	-	-	(1,916)	-	(1,916)
Realised gains on cashflow hedges (Note 34)
- gross	-	-	-	-	(2,843)	-	(2,843)
- tax	-	-	-	-	426	-	426
Loss for the year	-	-	-	-	-	(2,663,713)	(2,663,713)

At 31 December 2006	1,006,455	182,336	435,077	(720,057)	53,167	(2,934,497)	(1,977,519)

Notes:

(a)	Statutory and Discretionary Reserves

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Statutory common reserve fund	400,819	196,746	154,428	77,214
Statutory common welfare fund	-	183,107	-	77,214
Discretionary common reserve fund	27,989	27,989	27,908	27,908

	428,808	407,842	182,336	182,336

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the companies was required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Group companies’ employees. This fund is non-distributable other than on liquidation. From 1 January 2006 onward, the Group companies are prohibited from providing further appropriations out of their profit for the year to the statutory common welfare fund pursuant to the revised Company Law. The balance of the statutory common welfare fund as at 1 January 2006 was converted into the statutory common reserve fund.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

For the year ended 31 December 2006, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation by the Company to the discretionary common reserve fund has been made for the year ended 31 December 2006 (2005: nil). The transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring in June 1996.

37.	NON-CURRENT ASSETS HELD FOR SALE

On 27 December 2006, the Board of Directors passed a resolution to dispose certain aged aircraft and related flight equipment in the forthcoming 12-months in consideration of the poor market reception and the high maintenance cost of these aircraft. Subsequent to the pass of the resolution, the Company has taken active programme to locate potential buyers no agreement has been reached as of the date of this report. These aircraft together with the related flight equipment and spare parts with an aggregate carrying amount of RMB882 million has been classified as non-current asset held for sale as at 31 December 2006. Prior to the reclassification, a valuation deficit of RMB1,035 million for these assets was recognised in the income statement as a result of the asset revaluation (Note 15). The liabilities directly associated with these assets held for sale amounted to RMB443 million as at 31 December 2006, comprising finance lease obligation of RMB97 million with interest rates of 6.24% and final maturities through to 2007 and bank loans of RMB346 million with interest rates ranging from 5.79% to 6.32% and final maturities through to 2008. The bank loans are secured by the related aircraft at net carrying amount of RMB586 million.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	2006	2005
	RMB’000	RMB’000

Loss before income tax	(3,615,697)	(577,432)
Adjustments for:
Depreciation of property, plant and equipment	4,566,309	3,911,722
Gains on disposals of property, plant and equipment	(36,207)	(8,073)
Share of results of associates	(103,566)	9,030
Share of results of jointly controlled entities	(29,595)	4,300
Amortisation of lease prepayments	30,869	25,219
Net foreign exchange gains	(888,402)	(414,640)
Amortisation of deferred revenue	(13,068)	-
Fair value gains on financial assets at fair value
through profit or loss	(17,784)	(30,877)
Consumption of flight equipment spare parts	326,248	239,134
(Reversal of allowance)/allowance for obsolescence of flight equipment spare parts	31,734	(13,930)
Provision for impairment of trade and other receivables	98,156	25,325
Provision for post-retirement benefits	146,968	102,459
Provision for staff housing allowance	30,656	36,231
Provision for aircraft overhaul expenses	150,390	64,700
Revaluation deficit	1,035,343	-
Interest income	(120,161)	(128,700)
Interest expenses	1,821,870	1,100,357

Operating profit before working capital changes	3,414,063	4,344,825

	2006	2005
	RMB’000	RMB’000

Changes in working capital
Flight equipment spare parts	(583,027)	(294,969)
Trade receivables	14,273	(112,027)
Amount due from related companies	(147,007)	(83,459)
Prepayments, deposits and other receivables	(538,347)	(306,283)
Sales in advance of carriage	68,510	101,490
Trade payables and notes payables	(182,383)	821,222
Amounts due to related companies	125,327	156,062
Other payables and accrued expenses	1,515,138	(1,030,806)
Other long-term liabilities	23,627	(67,764)
Provision for aircraft overhaul expenses	(67,762)	(110,832)
Post-retirement benefit obligations	(61,986)	(29,370)
Staff housing allowances	(35,361)	(18,306)
Operating lease deposits	(86,555)	-

	44,447	(975,042)

Cash generated from operations	3,458,510	3,369,783

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Non-cash transactions

	2006	2005
	RMB’000	RMB’000

Investing activities not affecting cash:
Sale and leaseback of aircrraft	7,940,164	-

Financing activities not affecting cash:
Finance lease obligations incurred for
acquisition of aircraft	2,350,978	991,640

39.	COMMITMENTS

(a)	Capital commitments

The Group and the Company had the following capital commitments:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Authorised and contracted for:
- Aircraft, engines and
flight equipment	61,763,771	47,259,446	60,222,477	44,408,107
- Other property, plant and
equipment	567,582	96,827	561,220	70,170
- Acquisition of a subsidiary	-	390,000	-	390,000

	62,331,353	47,746,273	60,783,697	44,868,277

Authorised but not contracted
for:
- Aircraft, engines and
flight equipment	723,000	723,000	-	-
- Other property, plant and
equipment	7,772,639	13,424,055	7,268,631	13,281,864

	8,495,639	14,147,055	7,268,631	13,281,864

	70,826,992	61,893,328	68,052,328	58,150,141

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	14,894,068	9,006,906	13,352,744	7,301,334
In the second year	18,844,893	12,703,578	18,844,893	11,557,811
In the third year	15,591,463	13,523,589	15,591,463	13,523,589
In the fourth year	12,433,347	6,256,592	12,433,347	6,256,592
In the fifth year	-	5,768,781	-	5,768,781

	61,763,771	47,259,446	60,222,447	44,408,107

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Operating lease commitments

The Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

Aircraft, engines and flight equipment
Within one year	2,984,137	1,633,301	2,609,673	1,444,458
In the second year	2,961,023	1,550,209	2,596,944	1,361,362

In the third to fifth year inclusive	6,524,538	4,075,691	6,050,572	3,632,279
After the fifth year	12,737,377	2,015,670	12,661,592	2,015,670

	25,207,075	9,274,871	23,918,781	8,453,769

Land and buildings
Within one year	153,487	68,739	133,775	67,799
In the second year	42,362	60,330	40,366	59,190
In the third to fifth year inclusive	71,587	44,951	69,590	44,463
After the fifth year	54,535	2,846	54,535	2,846

	321,971	176,866	298,266	174,298

	25,529,046	9,451,737	24,217,047	8,628,067

40.	BUSINESS ACQUISITIONS

(a)	Acquisition of CEA Wuhan

CEA Wuhan was an associate of the Company in which the Company had 40% equity interests.

On 8 December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission (“Wuhan SASAC”) and Shanghai Junyao Aviation Investment Company Limited (“Shanghai Junyao”) to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278 million, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140 million, totaling RMB418 million, respectively. The acquisition was completed in January 2006. Proforma financial information to reflect the acquisition as if it had occurred on 1 January 2006 is not presented as the impact would not have been material to the consolidated financial statements.

Details of net assets acquired and related goodwill are as follows:

2006
RMB’000
Purchase consideration:
- Cash	418,000
- Direct costs relating to the acquisition	-

Total purchase consideration	418,000

Fair value of net assets acquired
- shown as below	(160,229)

Goodwill (Note 14)	257,771

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The goodwill is attributable to an increase in the Company’s competitiveness as a result of its increased size and the extension of its business scope geographically to the central regions of the PRC.

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair value	carrying amount
	RMB’000	RMB’000

Property, plant and equipment	677,465	588,599
Lease prepayments	75,302	75,302
Other long-term and current assets	189,456	189,456
Trade receivables	256,808	104,808
Cash and cash equivalents	19,266	19,266
Other long-term and current liabilities	(868,797)	(868,797)
Provision for aircraft overhaul expenses	(23,994)	(23,994)
Deferred tax liabilities	(29,326)	-
Minority interests in CEA Wunan’s subsidiaries	(10,056)	(10,056)

Net assets	286,124	74,584

Share acquired	56%
Net assets acquired	160,229
Purchase consideration	418,000
Goodwill	257,771

Cash outflow on business acquisition:
Purchase consideration settled in cash	418,000
Less: Cash and cash equivalents acquired	(19,266)
Purchase consideration paid in prior year	(28,000)

Cash outflow on business acquisition	370,734

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)
Acquisition of China Eastern Airlines Development (HK) Co., Ltd. (“CEA Development (HK)”) In March 2006, the Company acquired additional 40% equity interests in CEA Development (HK), a former associate of the Company in which the Company had 40% interests, for HK$4 million. After the acquisition of the additional interests, the Company’s shares in CEA Development (HK) has increased from 40% to 80%, CEA Development (HK) become a subsidiary of the Company.

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair value	carrying amount
	RMB’000	RMB’000

Property, plant and equipment	45,292	45,292
Cash and cash equivalents	8,341	8,341
Other long-term and current liabilities	(38,363)	(38,363)

Net assets	15,270	15,270

Share acquired	40%
Net assets acquired	6,108
Purchase consideration	(4,136)
Negative goodwill	1,972
Cash inflow on business acquisition:
Purchase consideration settled in cash	4,136
Less: Cash and cash equivalents acquired	(8,341)

Cash inflow on business acquisition	(4,205)

41.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company’s shares as at 31 December 2006. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the “SOEs”).

(a)	Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The other related party transactions are:

		Income/
		(expenses or payments)
Nature of transaction	Related party	2006	2005
		RMB’000	RMB’000

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average	EAGF**	8,036	5,341
rate of 0.72% per annum (2005: 0.72% per
annum)

Interest expense on loans at rate of 5.01%	EAGF**	(23,393)	(14,855)
per annum (2005: 4.50% per annum)

Commission expense on air tickets sold	SDATC**	(6,085)	(7,402)
on behalf of the Group, at rates ranging	Shanghai Tourism (HK)	(1,491)	(21,815)
from 3% to 9% of the value of tickets sold	Co., Ltd

Handling charges of 0.1% to 2% for	EAIEC**	(40,971)	(40,590)
purchase of aircraft, flight equipment,
flight equipment spare parts, other
property, plant and equipment

Repairs and maintenance expense for	Wheels & Brakes	(60,066)	(63,972)
aircraft and engines	STA	(126,114)	(104,853)

Supply of food and beverages	Shanghai Eastern Air	(213,360)	(184,306)
	Catering Co., Ltd
	Qingdao Eastern Air	(16,082)	(15,055)
	Catering Investment
	Co., Ltd.
	Xian Eastern Air Catering	(22,821)	(15,079)
	Investment Co.,Ltd.
	Yunnan Eastern Air Catering	(31,977)	(17,451)
	Investment Co.,Ltd.

Advertising expense	CAASC	(11,583)	(8,612)

Purchase of aviation equipment	Shanghai Eastern	(11,303)	(8,987)
	Aviation Equipment Manufacturing Corporation

*
The Group acquired the aviation business of CEA Northwest and CEA Yunnan and an additional equity interest of 56% in CEA Wuhan with effect from June 2005 and January 2006 respectively. Transactions with CEA Northwest and CEA Yunnan up to 30 June 2005 and with CEA Wuhan up to 31 December 2005 are regarded as related party transactions.

**	EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Income/
		(expenses or payments)
Nature of transaction	Related party	2006	2005
		RMB’000	RMB’000

With CAAC and its affiliates:

Civil aviation infrastructure levies paid to	CAAC	696,428	466,191

Aircraft insurance premiums paid through	CAAC	168,972	201,653
CAAC which entered into the insurance
policy on behalf of the Group

With other SOE:

Take-off and landing fee charges	State-controlled airports	3,876,737	2,461,858

Purchase of aircraft fuel	State-controlled fuel suppliers	10,242,349	4,571,155

Ticket reservation service charges for utilisation of computer reservation	Travel Sky Technology Limited	(209,572)	(124,677)
system

Interest income on deposits at an average	State-controlled banks	18,701	30,948
rates of 0.72% per annum
(2005: 0.72% per annum)

Interest expense on loans at an average	State-controlled banks	1,227,278	790,478
rate of 5.53% per annum
(2005: 4.54% per annum)

Commission expense on air tickets sold on	other PRC airlines	89,977	153,528
behalf of the Group at rates ranging from
3% to 9% of the value of tickets sold

Supply of food and beverages	other state-control enterprises	469,255	368,120

(b)	Balances with related companies

(i)	Amounts due from related companies

	Group		Company
Company	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

CEA Holding	298,287	57,773	298,287	57,773
SDATC	30,908	43,223	30,908	43,223
Shanghai Tourism (HK)Co., Ltd	5,091	23,177	5,091	23,177
CEA Development (HK)	-	66,457	-	66,457
CEA Wuhan	-	3,541	-	3,541
EAIEC	5,090	4,956	5,090	2,357
Other related companies	13,343	6,585	11,833	6,585

Total	352,719	205,712	351,209	203,113

Except for the amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	Amounts due to related companies

	Group		Company
Company	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000

EAIEC	(270,514)	(371,123)	(179,582)	(289,773)
CEA Holding	(40,338)	(94,216)	(40,338)	(94,216)
Shanghai Eastern
Airlines Catering Co.
Ltd.	(7,261)	-	(7,261)	-
Yunnan Eastern Air
Catering Investment
Co., Ltd.	(11,036)	-	(11,036)	-
CAASC	(101)	(2,285)	(101)	(2,285)
Other related companies	(19,227)	(108,406)	(8,044)	(99,915)

Total	(348,477)	(576,030)	(246,362)	(486,189)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with an associate

	Average
	interest rate		Group		Company
Company	2006	2005	2006	2005	2006	2005
			RMB’000	RMB’000	RMB’000	RMB’000

Short-term deposits
(included in Prepayments,
Deposits and Other
Receivables) “EAGF”*	0.7%	0.7%	755,665	475,078	59,637	31,238

Short-term loans (included
in Borrowings) “EAGF”*	5.1%	4.5%	788,991	213,702	182,000	180,702

*	EAGF is a 25% owned associate of the Group;

(iv)	State-controlled banks and other financial institutions

	Average
	interest rate		Group		Company
Company	2006	2005	2006	2005	2006	2005
			RMB’000	RMB’000	RMB’000	RMB’000

Bank deposits (included in
cash and cash equivalents)	0.7%	0.7%	759,110	1,196,963	571,863	755,225

Long-term bank borrowings	5.5%	3.2%	12,825,763	10,438,483	11,230,805	10,066,664

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Guarantees by holding company

As at 31 December 2006, bank loans of the Group and the Company with an aggregate amount of RMB695 million and 100 million respectively (2005: RMB1,282 million and 200 million) were guaranteed by CEA Holding (Note 28).

(d)	Key management compensation

	2006	2005
	RMB’000	RMB’000

Salaries, bonus, allowances and benefits	1,365	1,825

42.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

43.	CONTINGENT LIABILITIES

In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims in the air crash of an aircraft of CEA Yunnan which occurred on 21 November 2004 in Baotou, Neimonggol, the PRC.

Management has engaged legal representatives to vigorously contest the proceedings. The proceedings are still in an early stage and in the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse effect to the financial position of the Group.

44.	POST BALANCE SHEET EVENT

(a)	Share Reform

On 18 December 2006, the Company convened the Relevant Shareholder ’s Meeting of A Share Shareholders in which the Company’s share reform plan (the “Share Reform Plan”) was approved. According to the Share Reform Plan, each holder of circulating A shares of the Company whose name appeared on the shareholders’ register on the register date of the Share Reform Plan (i.e. 10 January 2007) would be offered 3.2 shares as a consideration by CEA Holding, the only holder of the unlisted and non-circulating shares of the Company, for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding would be granted the status of listing after implementation of the Share Reform Plan. The Share Reform Plan was approved by the Ministry of Commerce on 4 January 2007 and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions on 12 January 2007.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

After the implementation of Share Reform Plan, the share structure of the Company will be as follows:

	Prior to Share Reform		After Share Reform
	No. of shares	% of total	No. of shares	% of total
	held	no. of shares	held	no. of shares

Unlisted and non-circulating shares

Shares held by the PRC
Government	3,000,000,000	61.64	-	-

Circulating shares with
restricted transfer held by
the PRC Government	-	-	2,904,000,000	59.67

Circulating shares without
restricted transfer RMB
Common shares listed
within the PRC	300,000,000	6.16	396,000,000	8.13

Foreign shares listed outside
the PRC	1,566,950,000	32.20	1,566,950,000	32.20

Circulating shares total	1,866,950,000	38.36	1,962,950,000	40.33

Total number of shares	4,866,950,000	100	4,866,950,000	100

(b)	Tax reform

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). This legislation reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. In addition, certain preferential and reduced tax rates may be withdrawn, subject to grandfathering provisions.

Since deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Condensed Consolidated Income Statement
For the six months ended 30 June 2007

		(Unaudited)
		Six months ended 30 June
			Restated
		2007	2006
	Note	RMB’000	RMB’000
			(note 2)

Revenues	4	19,047,452	16,961,037
Other operating income	5	547,055	157,883
Operating expenses
Aircraft fuel		(6,974,569)	(6,176,056)
Take-off and landing charges		(2,534,090)	(2,433,116)
Depreciation and amortisation		(2,164,814)	(2,261,394)
Wages, salaries and benefits		(1,795,944)	(1,561,031)
Aircraft maintenance		(1,228,105)	(1,259,041)
Food and beverages		(568,501)	(584,139)
Aircraft operating lease rentals		(1,452,674)	(1,372,662)
Other operating lease rentals		(118,144)	(118,042)
Selling and marketing expenses		(748,180)	(772,582)
Civil aviation infrastructure levies		(382,247)	(332,405)
Ground services and other charges		(84,281)	(62,647)
Insurance costs		(93,473)	(60,428)
Office, administrative and other expenses		(1,704,073)	(1,272,023)
Total operating expenses		(19,849,095)	(18,265,566)

Operating loss		(254,588)	(1,146,646)
Interest income		52,135	62,710
Finance costs		(173,457)	(656,823)
Share of results of associates		33,691	4,451
Share of results of jointly controlled entities		9,869	4,394

Loss before income tax		(332,350)	(1,731,914)
Income tax	6	(51,604)	21,299
Loss for the period		(383,954)	(1,710,615)

Attributable to:
Equity holders of the Company		(305,624)	(1,582,505)
Minority interests		(78,330)	(128,110)
		(383,954)	(1,710,615)

Loss per share for loss attributable to equity
holders of the Company during the period
- basic and diluted	7	(0.063)	(0.325)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Condensed Consolidated Balance Sheet
As at 30 June 2007

		(Unaudited)	(Audited)
		30 June	31 December
		2007	2006
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		1,295,327	1,337,554
Property, plant and equipment	10	41,786,073	40,050,466
Lease prepayments		976,811	1,054,362
Advance payments on acquisition of aircraft	11	7,992,581	7,668,708
Investments in associates		661,200	623,390
Investments in jointly controlled entities		239,333	115,540
Available-for-sale financial assets		47,554	47,554
Other long-term assets		681,106	1,099,265
Deferred tax assets		82,146	82,146
Derivative assets		81,278	73,269
		53,843,409	52,152,254

Current assets
Flight equipment spare parts		1,167,712	1,198,642
Trade receivables	12	2,489,976	2,002,855
Amounts due from related companies		130,273	352,719
Prepayments, deposits and other receivables		2,157,404	2,475,992
Cash and cash equivalents		1,882,183	1,987,486
Derivative assets		116,936	113,532
Non-current assets held for sale		856,422	882,426
		8,800,906	9,013,652

Current liabilities
Sales in advance of carriage		1,236,260	891,659
Trade payables and notes payable	13	4,700,672	5,090,210
Amounts due to related companies		348,355	348,477
Other payables and accrued expenses		8,604,428	7,986,351
Current portion of obligations under
finance leases	14	2,390,470	2,803,956
Current portion of borrowings	15	16,192,880	16,016,327
Income tax payable		74,536	80,483
Current portion of provision for aircraft
overhaul expenses		24,497	20,900
Derivative liabilities		42,325	124,722
Liabilities directly associated with non-current
assets held for sale		313,391	442,935
		33,927,814	33,806,020

Net current liabilities		(25,126,908)	(24,792,368)

Total assets less current liabilities		28,716,501	27,359,886

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		(Unaudited)	(Audited)
		30 June	31 December
		2007	2006
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	14	10,040,478	9,048,642
Borrowings	15	12,808,721	12,091,413
Provision for aircraft overhaul expenses		520,503	489,721
Other long-term liabilities		384,368	438,461
Deferred tax liabilities		84,646	68,459
Post-retirement benefit obligations		1,328,138	1,292,960
Long-term portion of staff housing allowances		439,895	439,491
Derivative liabilities		-	14,096
		25,606,749	23,883,243

Net assets		3,109,752	3,476,643

Equity
Capital and reserves attributable
to the equity holders of the Company
Share capital	16	4,866,950	4,866,950
Reserves		(2,340,114)	(2,052,053)
		2,526,836	2,814,897
Minority interests		582,916	661,746

Total equity		3,109,752	3,476,643

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Condensed Consolidated Statement of Changes in Shareholders’ Equity
For the six months ended 30 June 2007

	Attributable to equity
	holders of the Company
	Share	Other	Accumulated	Minority	Total
	capital	reserves	losses	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Six months ended 30 June 2007
(Unaudited)

Balances as at 1 January 2007	4,866,950	1,282,877	(3,334,930)	661,746	3,476,643
Unrealised gains on cash flow
hedges	-	17,563	-	-	17,563
Loss for the period	-	-	(305,624)	(78,330)	(383,954)
Dividends paid to minority
investors of subsidiaries	-	-	-	(500)	(500)

Balances as at 30 June 2007	4,866,950	1,300,440	(3,640,554)	582,916	3,109,752

Six months ended 30 June 2006
(Unaudited)

Balances as at 1 January 2006	4,866,950	1,229,654	(539)	822,477	6,918,542
Unrealised gains on cash flow
hedges	-	46,935	-	-	46,935
Fair value changes arising from
business combinations	-	23,816	-	-	23,816
Net gains not recognised in the
income statement	-	70,751	-	-	70,751
Loss for the period	-	-	(1,582,505)	(128,110)	(1,710,615)
Dividends paid to minority
investors of subsidiaries	-	-	-	(44,550)	(44,550)
Additions through business
combinations	-	-	-	10,056	10,056

Balances as at 30 June 2006	4,866,950	1,300,405	(1,583,044)	659,873	5,244,184

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2007

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000
Net cash generated from operating activities	1,668,460	195,048
Net cash used in investing activities	(1,398,654)	(604,123)
Net cash (used in)/generated from financing activities	(441,787)	407,259

Net decrease in cash and cash equivalents	(171,981)	(1,816)
Cash and cash equivalents at 1 January	1,987,486	1,864,001
Exchange adjustments	66,678	(1,152)

Cash and cash equivalents at 30 June	1,882,183	1,861,033

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Condensed Consolidated Interim Financial Information

1.	CORPORATE INFORMATION

The Company, a joint stock company limited by shares was incorporated in the People’s Republic of China (“PRC”) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), The New York Stock Exchange and The Shanghai Stock Exchange.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

At 30 June 2007 the Group’s accumulated losses were approximately RMB3,641 million and its current liabilities exceeded its current assets by approximately RMB25,127 million. Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that this financial information should be prepared on a going concern basis and it does not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

In respect of prior year comparatives, the interim results for the six months ended 30 June 2006 have been restated for the purposes of this report to reflect re-assessments made in connection with the classification of certain leases at 30 June 2006 as described in the annual financial statements for the year ended 31 December 2006. The resulting impact increased the Group’s consolidated net assets by RMB113 million as at 30 June 2006 and decreased its consolidated loss for the six months ended 30 June 2006 by the same amount from the previously reported results. Additionally, where necessary, prior year comparative amounts have been reclassified to conform with changes in presentation in the current year.

The accounting policies adopted are consistent with those described in the annual financial statements for the year ended 31 December 2006, except that the Group has adopted the following new standards, amendments to standards and interpretations which are relevant to the Group’s operations and are mandatory for the financial year ending 31 December 2007.

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC-Int 8	Scope of IFRS 2, Share-based Payments
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment

The adoption of the above new standards, amendments to standards and interpretations did not have any significant impact on its results of operations or financial position. The full disclosure as required by IAS 1 (Amendment) and IFRS 7 will be included in the annual financial statements for the year ending 31 December 2007.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2007. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be required.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	REVISED ACCOUNTING ESTIMATE RELATING TO PROPERTY, PLANT AND EQUIPMENT

The Group has changed the estimated useful life of flight equipment. Previously, flight equipment was depreciated over 20 years plus an annual provision of 7% for scrapped items. The economic useful life of flight equipment has been reviewed and is now depreciated over 10 years with no annual provision for scrapped items with effect from 1 January 2007. Management considers that the new policy more accurately reflects past experience and is consistent with industry practice. The change in estimate has resulted in a decreased depreciation charge of RMB27 million for the six months ended 30 June 2007.

4.	REVENUES AND SEGMENT INFORMATION

(a)	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000
Revenues
- Passenger	16,252,553	14,118,257
- Cargo and mail	2,475,853	2,575,645
Ground service income	437,388	366,121
Cargo handling income	168,517	130,098
Commission income	63,956	59,612
Others	138,597	168,163
	19,536,864	17,417,896
Less: Business tax (Note)	(489,412)	(456,859)
	19,047,452	16,961,037

Note:
Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

(b)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is the Group’s primary reporting format.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The segment results for the six months ended 30 June 2007 are as follows:

			(Unaudited)
		Cargo and
	Passenger	Logistics	Unallocated	Eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Traffic revenues	16,991,665	1,268,516	-	-	18,260,181
Other revenues and
operating income	350,724	394,332	42,215	-	787,271
Inter-segment revenue	67,087	-	61,567	(128,654)	-
Revenues	17,409,476	1,662,848	103,782	(128,654)	19,047,452

Operating (loss)/profit
- segment results	(214,774)	(56,657)	16,843	-	(254,588)

The segment results for the six months ended 30 June 2006 are as follows:

			(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Traffic revenues	15,031,096	1,222,941	-	-	16,254,037
Other revenues and
operating income	360,840	280,049	66,111	-	707,000
Inter-segment revenue	320,784	-	33,508	(354,292)	-
Revenues	15,712,720	1,502,990	99,619	(354,292)	16,961,037

Operating (loss)/profit
- segment results	(917,936)	(246,230)	17,520	-	(1,146,646)

(c)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed as follows:

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000
Domestic (the PRC, excluding Hong Kong)	10,734,319	9,569,818
Hong Kong	1,342,746	1,531,712
Japan	1,566,153	1,698,264
Other countries	5,404,234	4,161,243
Total	19,047,452	16,961,037

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5.	OTHER OPERATING INCOME

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000
Government subsidies (note)	408,129	70,091
Net fair value gains on financial instruments
- forward foreign exchange contracts	2,350	13,130
- fuel hedging income	136,576	74,662
	547,055	157,883

Note:
The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6.	INCOME TAX

Income tax is charged to the consolidated income statement as follows:

	(Unaudited)
	Six months ended 30 June
	2007	2006
	RMB’000	RMB’000
Provision for PRC income tax - current period	35,417	21,877
Deferred taxation	16,187	(43,176)
	51,604	(21,299)

Note:

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau. No provision for PRC profits tax has been made as the Company did not have taxable profits for the period. The current income tax charges of the Group for the period represent the provision for income tax payable by certain of the Company’s subsidiaries.

Subsidiaries of the Group which are incorporated in Pudong New District, Shanghai, are currently subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2007 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2006: Nil).

7.	LOSS PER SHARE

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB305,624,000 (2006: RMB1,582,505,000) and 4,866,950,000 (2006: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

8.	DIVIDEND

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2007 (2006: Nil).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

9.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2007. Such appropriations will be made at the year end in accordance with the PRC regulations and the articles of association of individual group companies.

10.	PROPERTY, PLANT AND EQUIPMENT

		(Unaudited)
	Six months ended 30 June 2007
	Aircraft
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000
Carrying amounts at 1 January 2007	35,793,370	4,257,096	40,050,466
Transfers from advance payments on
acquisition of aircraft (note 11)	1,556,572	-	1,556,572
Other additions	1,953,789	497,151	2,450,940
Depreciation charged for the period	(1,895,020)	(253,972)	(2,148,992)
Disposals	(53,222)	(69,691)	(122,913)
Carrying amounts at 30 June 2007	37,355,489	4,430,584	41,786,073

		(Audited)
	Year ended 31 December 2006
	Aircraft
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000
Carrying amounts at 1 January 2006	34,740,125	3,784,743	38,524,868
Transfers from advance payments on
acquisition of aircraft (note 11)	6,388,975	-	6,388,975
Additions through business combinations	383,954	338,803	722,757
Other additions	8,336,788	682,722	9,019,510
Valuation deficit	(1,035,343)	-	(1,035,343)
Depreciation charged for the year	(4,019,112)	(474,460)	(4,493,572)
Transfer to non-current assets held for sale	(844,384)	-	(844,384)
Disposals	(8,157,633)	(74,712)	(8,232,345)
Carrying amounts at 31 December 2006	35,793,370	4,257,096	40,050,466

11.	ADVANCE PAYMENTS ON ACQUISITION OF AIRCRAFT

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
At beginning of period/year	7,668,708	9,072,673
Additions and interest capitalised	1,880,445	4,985,010
Transfers to property, plant and equipment (note 10)	(1,556,572)	(6,388,975)
At end of period/year	7,992,581	7,668,708

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

12.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods within three months.

As at 30 June 2007, the aging of trade receivables as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Less than 31 days	1,856,452	1,556,144
31 to 60 days	186,381	147,439
61 to 90 days	78,284	44,602
91 to 180 days	227,411	132,977
181 to 365 days	103,441	102,534
Over 365 days	142,976	112,934
	2,594,945	2,096,630
Less: Provision for impairment of receivables	(104,969)	(93,775)

Trade receivables, net	2,489,976	2,002,855

13.	TRADE PAYABLES AND NOTES PAYABLE

The aging of trade payables and notes payable as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Less than 31 days	1,482,398	1,374,384
31 to 60 days	529,371	577,883
61 to 90 days	578,984	781,666
91 to 180 days	1,572,525	2,030,629
181 to 365 days	422,317	243,296
Over 365 days	115,077	82,352
	4,700,672	5,090,210

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

14.	OBLIGATIONS UNDER FINANCE LEASES

Movements of obligations under finance leases are  as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
At beginning of period/year	11,852,598	10,608,497
Additions through business combinations	-	101,007
Inception of finance lease obligations	2,400,987	4,053,989
Repayments	(1,822,637)	(2,910,895)
At end of period/year	12,430,948	11,852,598
Less: Current portion	(2,390,470)	(2,803,956)
Long-term portion	10,040,478	9,048,642

15.	BORROWINGS

Movements of borrowings are as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
At beginning of period/year	28,107,740	28,344,746
Additions through business combinations	-	220,000
Proceeds of drawn down of borrowings	10,256,534	20,830,503
Repayments	(9,362,673)	(21,287,509)

At end of period/year	29,001,601	28,107,740
Less: Current portion	(16,192,880)	(16,016,327)

Long-term portion	12,808,721	12,091,413

16.	SHARE CAPITAL

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each

Unlisted shares held by CEA Holding and employees	-	3,000,000
Circulating shares with restricted transfer held by
CEA Holding and employees	2,904,000	-
A shares listed on The Shanghai Stock Exchange	396,000	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950
	4,866,950	4,866,950

On 4 January 2007, the Company’s share reform plan was approved by the Ministry of Commerce. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions as disclosed in the Company’s announcement dated 21 November 2006.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

17.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Authorised and contracted for:
- Aircraft, engines and flight equipment	56,297,260	61,763,771
- Other property, plant and equipment	546,422	567,582
	56,843,682	62,331,353
Authorised but not contracted for:
- Aircraft, engines and flight equipment	723,000	723,000
- Other property, plant and equipment	7,611,141	7,772,639
	8,334,141	8,495,639
	65,177,823	70,826,992

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	(Unaudited)		(Audited)
	30 June 2007		31 December 2006
	Aircraft		Aircraft
	and flight	Land and	and flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,821,958	190,437	2,547,670	153,487
In the second year	2,690,978	64,611	2,534,942	42,362
In the third to fifth year inclusive	5,849,389	65,857	5,864,566	71,587
After the fifth year	6,208,344	43,110	6,383,857	54,535
	17,570,669	364,015	17,331,035	321,971

18.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 62% of the Company’s shares as at 30 June 2007. The aviation industry in the PRC is administrated by the Civil Aviation Administration of China (“CAAC”). CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (hereinafter collectively referred to as “the state-controlled enterprises”).

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees of state-controlled enterprises while such employees are on corporate business as well as their close family members. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. Management believes that meaningful related party disclosures on these retail transactions have been adequately made.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(a)	Related party transactions

The other related party transactions are as follows:

		(Unaudited)
		Six months ended 30 June
Nature of transactions	Related party	2007	2006
		RMB’000	RMB’000
(i) With CEA Holding or companies
directly or indirectly held by CEA
Holding:

Interest income on deposits at an	Eastern Air Group	6,129	4,333
average rate of 0.72%	Finance Co., Ltd
(2006: 0.72%) per annum	(“EAGF”)*

Interest expense on loans at rate of	EAGF*	2,144	5,227
5.54% (2006: 4.73%) per annum

Commission expense on air tickets	Shanghai Dongmei	3,827	2,985
sold on behalf of the Group, at	Aviation TravelCo.,
rates ranging from 3% to 9% of the	Ltd (“SDATC”)*
value of tickets sold

	Shanghai Tourism	2,610	4,153
	(HK) Co., Ltd
	(“STCL”)***

Handling charges of 0.1% to 2% for the	Eastern Aviation	15,309	19,433
purchase of aircraft, flight spare	Import & Export
parts, other property, plant and flight	Co., Ltd
equipment	(“EAIEC”)*

Ticket reservation service charges For	Travel Sky	111,396	73,799
utilisation of computer reservation	Technology
System	Limited***

Repairs and maintenance expense for	Shanghai Eastern	27,033	30,291
aircraft and engines	Union Aviation
	Wheels & Brakes
	Overhaul
	Engineering Co.,
	Ltd (“Wheels &
	Brakes”)**

	Shanghai	95,019	71,719
	Technologies
	Aerospace Co., Ltd
	(“STACO”)**

Supply of food and beverages	Shanghai Eastern Air	72,402	64,061
	Catering Co., Ltd
	(“SEAC”)***

	Qingdao Eastern Air	10,928	7,068
	Catering Investment
	Co., Ltd.***

APPENDIX I	FINANCIAL INFORMATION OF THE&lt ;/f ont> GROUP

		(Unaudited)
		Six months ended 30 June
Nature of transactions	Related party	2007	2006
		RMB’000	RMB’000

	Xian Eastern Air	8,010	11,993
	Catering Investment
	Co., Ltd.***

	Yunnan Eastern Air	15,599	14,736
	Catering Investment
	Co., Ltd.
	(“YEAC”)***

Advertising expense	Eastern Aviation	6,360	5,086
	Advertising
	Services Co., Ltd
	(“CAASC”)*
(ii) With CAAC and its affiliates:

Civil aviation infrastructure levies	CAAC	382,247	332,405
paid

Aircraft insurance premium paid	CAAC	52,009	90,311
through CAAC which entered into
the insurance policy on behalf of the
Group
(ii) With other state-controlled
enterprises:

Take-off and landing fees charges	State-controlled	1,214,935	1,200,009
	airports

Purchase of aircraft fuel	State-controlled fuel	5,214,725	3,716,408
	suppliers

Interest income on deposits at an	State-controlled banks	6,870	6,005
average rate of 0.72% (2006:
0.72%) per annum

Interest expense on loans at an average	State-controlled banks	607,715	485,623
rate of 6.0% (2006: 4.5%) per annum

Commission expense on air tickets	Other PRC airlines	5,846	7,582
sold on behalf of the Group at
rates ranging from 3% to 9% of the
value of tickets sold

Supply of food and beverages	Other state-controlled	142,397	122,093
	enterprises

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Balances with related&#16 0;parties

(i)	Amounts due from related companies

	(Unaudited)	(Audited)
	30 June	31 December
Company	2007	2006
	RMB’000	RMB’000
CEA Holding	7,027	298,287
SDATC*	53,251	30,908
STCL***	15,204	5,091
EAIEC*	46,304	5,090
Other related companies	8,487	13,343
	130,273	352,719

Except for amounts due from CEA Holding, which are reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

	(Unaudited)	(Audited)
	30 June	31 December
Company	2007	2006
	RMB’000	RMB’000
EAIEC*	279,245	270,514
CEA Holding	49,934	40,338
YEAC***	10,223	11,036
SEAC***	6,057	7,261
CAASC	-	101
Other related companies	2,896	19,227
	348,355	348,477

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with EAGF, a 25% associate of the Group

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Included in “Prepayments, Deposits and Other
Receivables” are short-term deposits with an average
interest rate of 0.7% (2006: 0.7%) per annum	411,603	755,665

Included in “Borrowings” are short-term loans with an
average interest rate of 5.45% (2006: 5.1%) per annum	379,693	788,991

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iv)	State-controlled banks and other financial institutions

	(Unaudited)	(Audited)
	30 June	31 December
	2007	2006
	RMB’000	RMB’000
Included in “Cash and Cash Equivalents” are bank deposits
with an average interest rate of 0.7% (2006: 0.7%)
per annum	789,142	759,110

Included in “Borrowings” are long-term loans with an
average interest rate of 6.0% (2006: 5.5%) per annum	12,626,721	12,825,763

(c)	Guarantees by holding company

As at 30 June 2007, long-term bank loans of the Group with an aggregate amount of RMB715,279,930 (31 December 2006: RMB694,584,430) were guaranteed by CEA Holding.

Notes:

*	EAGF is an 25% associate of the Group. SDATC, CAASC and EAIEC are both 45% associates of the Group.

**	Wheels & Brakes and STACO are 40% and 51% jointly controlled entities of the Group respectively.

***	These companies are related companies of the Group as they are either, directly or indirectly, controlled by or significant influence of CEA Holdings.

19.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

20.	WORKING CAPITAL

The Group’s primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and long-term bank borrowings.

The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short and long-term bank borrowings will be sufficient to meet the Group’s operating cash flow needs for the foreseeable future. The Group’s treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

21.	CONTINGENT LIABILITIES

In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims of the crash of a CEA Yunnan aircraft which occurred on 21 November 2004 in Baotou, Neimonggol, in the PRC. The Company defended against the suit to the U.S. court and on 10 July 2007, the U.S. court dismissed the suit on the basis of inconvenience to the court and ordered to stay all the related actions. On 27 July 2007, the family members of certain victims each filed an appeal but the U.S. court has not delivered the judgment yet.

Management has engaged legal representatives to vigorously contest the proceedings. In the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse impact on the financial position of the Group.

APPENDIX II	CERTAIN ADDITIONAL INFORMATION REQUIRED UNDER THE LISTING RULES

INDEBTEDNESS

Borrowings

As at the close of business on 31 January 2008, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this circular, the Group had the following borrowings:

		Secured	Unsecured
		Non-		Non-
		guaranteed	Guaranteed	guaranteed	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Finance lease obligations	(a)	16,100,955	-	-	16,100,955
Short-term bank loans	(b)	-	-	15,603,671	15,603,671
Long-term bank loans	(b), (c)	4,668,798	1,006,187	9,149,265	14,824,250
Bills payable		-	-	877,503	877,503
Loans from an associate
- Eastern Air Group
Finance Co., Ltd.		-	-	421,038	421,038
		20,769,753	1,006,187	26,051,477	47,827,417

Note (a):
Finance lease obligations were secured by the related aircraft, engines and flight equipment under finance leases with an aggregate carrying amount of RMB22,662,129,000 as at 31 January 2008 and assignments of all benefits of the relevant insurance policies relating to the aircraft, engines and flight equipment and bank deposits amounting to RMB387,645,000.

Note (b):
Bank loans which are wholly repayable within one year and wholly repayable after one year from the date of drawn down are described as “short-term bank loans” and “long-term bank loans”, respectively for the purpose of the above statement of indebtedness.

Note (c):
Secured long-term bank loans were secured by certain aircraft, engines and flight equipment with an aggregate carrying amount of RMB8,859,795,000 and certain buildings with an aggregate carrying amount of RMB62,780,000 as at 31 January 2008. Unsecured guaranteed long-term bank loans were guaranteed by China Eastern Air Holding Company中國東方航空集團公司 , the major shareholder of the Company.

Contingent liabilities

In 2005, the Company received a legal claim in the U.S. for unspecified damages by family members of certain victims of the crash of a CEA Yunnan aircraft which occurred on 21 November 2004 in Baotou, Neimonggol, the PRC. The Company defended against the suit to the relevant U.S. court and on 10 July 2007, the U.S. court dismissed the suit on the basis of inconvenience to the court and ordered to stay all the related actions. On 27 July 2007, the family members of certain victims each filed an appeal but the U.S. court has not delivered the judgment yet. Management has engaged legal representatives to vigorously contest the proceedings. In the opinion of the Directors of the Company, based on professional advice, it is unlikely that there will be any significant adverse impact on the financial position of the Group.

APPENDIX II	CERTAIN ADDITIONAL INFORMATION REQUIRED UNDER THE LISTING RULES

Material capital commitments

Other than the capital commitments of the Group as at 31 December 2006 disclosed in note 39(a) to the audited consolidated financial statements of the Group as set out in Appendix I to this circular, the Group has, subsequent to 31 December 2006 and up to 31 January 2008, received six Airbus A330, two Airbus A300, two Airbus A319, two Airbus A320, four Airbus A321, two Boeing 737 NG series, one Boeing 747 series, and three ERJ-145 aircraft, and entered into an aircraft purchase agreement with a vendor under which the Group has agreed to purchase ten Airbus A320 series aircraft (with engines) at an estimated consideration of US$613 million (equivalent to appropriately RMB4.41 billion) as disclosed in the Company’s announcement dated 20 July 2007. In addition, the Group has entered into an agreement to purchase thirty Boeing 737 NG series aircraft (with engines), which is the subject matter of this circular.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as at the close of business on 31 January 2008, the Group did not have any outstanding debt securities issued and outstanding or authorised or otherwise created but unissued, term loans, other borrowings or indebtedness in the nature of borrowings including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

SUFFICIENCY OF WORKING CAPITAL

The Directors are satisfied after due and careful enquiry that after taking into account the Group’s history of obtaining finance, its relationships with its bankers, its present internal resources and the existing banking facilities available, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

As an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events.

The Group envisages that the global economy will face considerable uncertainties in 2008 due to turbulence of financial market. But the economic growth in the PRC continues, and at the same time, with the process of the project to build Shanghai as an aviation hub and the opening of 2008 Beijing Olympic Games, demand in the domestic air transportation market is expected to maintain a steady growth.

APPENDIX II	CERTAIN ADDITIONAL INFORMATION REQUIRED UNDER THE LISTING RULES

The Group will seize the opportunity and make timely adjustments to its capacity, thereby comprehensively increasing its turnover volume in air-transport, hence its revenue in air transport.

Financial outlook

The Directors believe that China’s air passenger and cargo traffic will continue to grow in 2008 and beyond, reflecting a positive outlook for China’s economic and trade growth, rising domestic consumption and growth of business and leisure travel. At the same time, industry consolidation as evidenced by the restructuring undertaken by the three major airline groups in China, i.e. Air China, China Southern Airlines, and China Eastern Airlines (i.e. the Company’s group), will be beneficial to the establishment of a healthy and orderly market competition situation. As a result of immense market demand, the Company expects that, Chinese carriers, including the Group, may experience positive revenue growth in 2008 subject to the impact of high aviation fuel price.

MATERIAL ADVERSE CHANGE

Save as disclosed in this circular or otherwise previously announced, the Directors confirm that, as far as they are aware, there was no material adverse change in the financial or trading position of the Group since 31 December 2006 (being the date to which the latest published audited accounts of the Group have been made up).

APPENDIX III	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

		Number and type of shares held and nature of interest
						Capacity in
						which the
						A shares
Name	Position	Personal	Family	Corporate	Total	were held
Li Fenghua	Chairman, Non-	6,600	-	-	6,600	Beneficial
	executive Director	A shares			A shares	owner
		(Note 1)			(Note 1)
Li Jun	Vice-Chairman, Non-	-	-	-	0	-
	executive Director
Cao Jianxiong	President, Executive	7,656	-	-	7,656	Beneficial
	Director	A shares			A shares	owner
		(Note 2)			(Note 2)
Luo Chaogeng	Non-executive Director	6,600	-	-	6,600	Beneficial
		A shares			A shares	owner
		(Note 1)			(Note 1)
Luo Zhuping	Executive Director,	11,616	-	-	11,616	Beneficial
	Company secretary	A shares			A shares	owner
		(Note 3)			(Note 3)
Hu Honggao	Independent non-	-	-	-	0	-
	executive Director

Peter Lok	Independent non-	-	-	-	0	-
	executive Director

Wu Baiwang	Independent non-	-	-	-	0	-
	executive Director

Zhou Ruijin	Independent non-
	executive Director	-	-	-	0	-

Xie Rong	Independent non-
	executive Director	-	-	-	0	-

APPENDIX III	GENERAL INFORMATION

		Number and type of shares held and nature of interest
						Capacity in
						which the
						A shares
Name	Position	Personal	Family	Corporate	Total	were held
Liu Jiangbo	Chairman of	-	-	-	0	-
	the Supervisory
	Committee
Xu Zhao	Supervisor	-	-	-	0	-
Wang Taoying	Supervisor	-	-	-	0	-
Yang Jie	Supervisor	6,600	-	-	6,600	Beneficial
		A shares			A shares	owner
		(Note 1)			(Note 1)
Liu Jiashun	Supervisor	3,960	-	-	3,960	Beneficial
		A shares			A shares	owner
		(Note 4)			(Note 4)
Zhang Jianzhong	Vice president	-	-	-	0	-
Li Yangmin	Vice president	3,960	-	-	3,960	Beneficial
		A shares			A shares	owner
		(Note 4)			(Note 4)
Fan Ru	Vice president	3,696	-	-	3,696	Beneficial
		A shares			A shares	owner
		(Note 5)			(Note 5)
Luo Weide	Chief financial officer	3,960	-	-	3,960	Beneficial
		A shares			A shares	owner
		(Note 4)			(Note 4)

Note 1:	representing approximately 0.0002% of the Company’s total issued listed A shares, totalling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.000232% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000352% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.00012% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

Note 5:	representing approximately 0.000112% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date.

APPENDIX III	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Li Fenghua, Li Jun, Cao Jianxiong and Luo Chaogeng was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX III	GENERAL INFORMATION

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

				Interest
			as at the Latest Practicable Date
			Approximate
			percentage	Approximate	Approximate
			of	percentage	Percentage
			shareholding	of	of
			in the	shareholding	shareholding
			Company’s	in the	in the
	Nature of	Number of	total issued	Company’s	Company’s
Name of	shares	Shares	shares	total issued	total issued	Short
shareholder	interested	interested	capital	A shares	H shares	position
CEA Holding	A shares	2,904,000,000	59.67%	88%	-	-
Singapore Airlines
Limited (Note 1)	A shares	2,913,999,969	59.87%	88.3%	-	-
Temasek Holdings
(Private) Limited
(Note 1)	A shares	2,913,999,969	59.87%	88.3%	-	-
CEA Holding
(Note 2)	H shares	2,984,850,000	61.33%	-	190.49%	-
Singapore Airlines
Limited (Note 2)	H shares	2,984,850,000	61.33%	-	190.49%	-
Temasek Holdings
(Private) Limited
(Note 2)	H shares	2,984,850,000	61.33%	-	190.49%	-
HKSCC Nominees
Limited
(Notes 3 to 8)	H shares	1,546,517,499	31.78%	-	98.70%	-

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.
Pursuant to section 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, (i) SIA and Temasek Holdings (Private) Limited are deemed to be interested in the 2,904,000,000 A shares (representing approximately 88% of the then total issued A shares) held by CEA Holding in the capacity of beneficial owner and (ii) SIA and Temasek Holdings (Private) Limited are also deemed to be interested in the 9,999,969 A shares (representing approximately 0.30% of the then total issued A shares) deemed to be interested by Temasek Holdings (Private) Limited. Such 9,999,969 A shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek Holdings (Private) Limited.

APPENDIX III	GENERAL INFORMATION

2.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, each of CEA Holding, SIA and Temasek Holdings (Private) Limited is deemed to be interested in all of the 2,984,850,000 H shares of the Company being the total of (i) 1,100,418,000 H shares deemed to be interested by CEA Holding, (ii) 1,235,005,263 H shares deemed to be interested by SIA, and (iii) 649,426,737 H shares deemed to be interested by Temasek Holdings (Private) Limited.

3.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, 189,078,000 H shares (representing approximately 12.07% of the Company’s then total issued H shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Equity Fund Ltd. in the capacity of beneficial owner, which in turn was 100% controlled by Citadel Holdings Ltd., which in turn was ultimately 80.45% controlled by Citadel Kensington Global Strategies Fund Limited.

5.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Limited Partnership in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

6.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, 78,652,000 H shares (representing approximately 5.02% of the Company’s then total issued H shares) were held by Citadel Investment Group (Hong Kong) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by Citadel Investment Group, LLC.

7.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 93,647,370 H shares of the Company (representing approximately 5.98% of the Company’s then total issued H shares). Barclays PLC was interested in the aforesaid 93,647,370 H shares of the Company in the manner as follows:

(a)
338,970 H shares (representing approximately 0.02% of the Company’s then total issued H shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

(b)
10,456,000 H shares (representing approximately 0.467% of the Company’s then total issued H shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

(c)
842,852,400 H shares (representing approximately 5.3% of the Company’s then total issued H shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

A short position of 1,532,000 H shares (representing approximately 0.1% of the Company’s then total issued H shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

8.
Among the 1,546,517,499 H shares held by HKSCC Nominees Limited, 78,553,400 H shares (representing approximately 5.01% of the Company’s then total issued H shares) were held by INVESCO Hong Kong Limited (previously known as INVESCO Asia Limited) in the capacity of investment manager.

APPENDIX III	GENERAL INFORMATION

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

		Approximate
	Name of relevant	percentage of
Subsidiary	substantial shareholder	shareholding
上海科技宇航有限公司(Shanghai	新加坡科技宇航有限公司	49%
Technology Aerospace Company Limited)	(Singapore Technology
	Aerospace Limited)

東方航空(汕頭)經濟發展有限公司	汕頭航空用品總公司	45%
(Eastern Airlines (Shantou) Economic	(Shantou Aviation
Development Co., Ltd.)	Equipment Group
	Company)

上海東方飛機維修有限公司(Shanghai	Aircraft Engineering	40%
Eastern Aircraft Maintenance Co., Ltd.)	Investment Ltd.

中國貨運航空有限公司	中國遠洋運輸(集團)總公司	30%
(China Cargo Airlines Co., Ltd.)	(China Ocean Shipping
	(Group) Company)

上海東方遠航物流有限公司(Shanghai	中國遠洋運輸(集團)總公司	30%
Eastern Logistics Co. Ltd.)	(China Ocean Shipping
	(Group) Company)

中國東方航空江蘇有限公司(China Eastern	江蘇省國信資產管理集團	23.89%
Airlines Jiangsu Co., Ltd.)	有限公司
	(Jiangsu Provincial
	Guoxin Asset
	Management Group Co.,
	Ltd.)

APPENDIX III	GENERAL INFORMATION

		Approximate
	Name of relevant	percentage of
Subsidiary	substantial shareholder	shareholding
東航發展(香港)有限公司	大中華運通有限公司	20%
(Eastern Airlines Development (HK) Co., Ltd.)	(Dazhonghua Yuntong
	Co., Ltd.)

東航大酒店有限公司	CEA Holding	14%
(Eastern Airlines Hotel Co., Ltd.)

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master ’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years commencing on 28 January 2005. Such waiver was expired on 26 January 2008. The Company has further applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of 1 year from 27 January 2008. Details of the waiver are disclosed in the Company’s announcement dated 10 March 2008.

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

APPENDIX III	GENERAL INFORMATION

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. The Company had filed a motion to contest the claim in the U.S. court and on 10 July 2007, the U.S. court granted a motion to dismiss the claim on the grounds of forum non conveniens and ordered each of the actions stayed. On 27 July 2007, family members of certain victims appealed, but the U.S. court has not yet rendered judgment.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

On 9 November 2007, the Company entered into a subscription agreement (“Investor Subscription Agreement”) with Singapore Airlines Limited (“SIA”) and Lentor Investment Pte. Ltd.. Simultaneously with the entering into the Investor Subscription Agreement, CEA Holding entered into a subscription agreement (“CEA Holding Subscription Agreement”) with the Company. On the same date, SIA and the Company entered into a cooperation agreement (“Cooperation Agreement”) and a personnel secondment agreement (“Personnel Secondment Agreement”). Details of the above agreements are disclosed in the circular of the Company dated 23 November 2007.

APPENDIX III	GENERAL INFORMATION

On 16 November 2007, CEA Holding (as the acquirer), the Company (as the seller) and 上海民航華東凱亞系統集成有限公司  (East China Cares System Co., Ltd.) (“East China Cares”) (as the seller) entered into an equity transfer agreement (“Equity Transfer Agreement”) pursuant to which the Company and East China Cares agreed to dispose of their entire equity interests in 上海東航投資有限公司 (China Eastern Air Investment Company Limited) (“CEA Investment”) to CEA Holding. The consideration to be received by the Company and the East China Cares are approximately RMB461.9 million and RMB5.66 million respectively. Details of the above agreements are disclosed in the announcement of the Company dated 10 November 2007.

Save as disclosed above, no material contract (not being contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

Documents for inspection

Copies of the following documents are available for inspection at the offices of Baker & McKenzie, 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 6:00 p.m. on the date which is 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i) the articles of association of the Company;

(ii) the Company’s 2005 and 2006 annual reports;

(iii) the Agreement;

(iv) the Investor Subscription Agreement;

(v) the CEA Holding Subscription Agreement (in Chinese);

(vi) the Cooperation Agreement;

(vii) the Personnel Secondment Agreement; and

(viii) the Equity Transfer Agreement.